SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Consolidated Financial Statements For the nine -month period beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the nine -month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31, 2006 and June 30, 2005

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2006	June 30, 2005
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	81,116	98,244
Investments (Note 9)	146,038	113,690
Mortgages and leases receivables, net (Note 6)	107,769	65,481
Other receivables and prepaid expenses (Note 7)	55,614	46,694
Inventories (Note 8)	75,618	65,626

Total Current Assets	466,155	389,735

NON-CURRENT ASSETS
Mortgages and leases receivables, net (Note 6)	32,331	7,765
Other receivables and prepaid expenses(Note 7)	103,784	112,538
Inventories (Note 8)	60,445	53,460
Investments (Note 9)	557,532	531,606
Fixed assets, net (Note 10)	1,422,088	1,436,628
Intangible assets, net	6,997	5,880

Subtotal Non-Current Assets	2,183,177	2,147,877

Goodwill, net	(17,278)	(13,186)

Total Non-Current Assets	2,165,899	2,134,691

Total Assets	2,632,054	2,524,426

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	111,598	66,881
Mortgages payable (Note 11)	18,043	25,462
Customer advances (Note 12)	66,349	50,924
Short term-debt (Note 13)	77,450	93,918
Salaries and social security payable	8,623	12,336
Taxes payable	45,852	22,352
Other liabilities (Note 14)	43,820	39,104

Total Current Liabilities	371,735	310,977

NON-CURRENT LIABILITIES
Trade accounts payable	1,265	1,949
Mortgages payable (Note 11)	18,519	27,627
Customer advances (Note 12)	43,442	39,868
Long term-debt (Note 13)	368,925	389,755
Taxes payable	14,723	21,772
Other liabilities (Note 14)	26,774	34,410

Total Non-Current Liabilities	473,648	515,381

Total Liabilities	845,383	826,358
Minority interest	445,903	445,839

SHAREHOLDERS´ EQUITY	1,340,768	1,252,229

Total Liabilities and Shareholders´ Equity	2,632,054	2,524,426

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

In thousand of pesos, except “earnings per share” (Notes 1, 2 and 3)

	March 31, 2006	March 31, 2005
Sales, leases and services	381,270	271,890
Cost of sales, leases and services	(164,211)	(117,459)

Gross profit	217,059	154,431
Gain from valuation of inventories at fair market value	8,220	—
Selling expenses	(41,895)	(26,277)
Administrative expenses	(62,608)	(43,457)

Subtotal	(96,283)	(69,734)
Net gain in credit card trust Tarjeta Shopping	2,116	393

Operating income (Note 4)	122,892	85,090
Amortization of goodwill	(827)	(1,322)
Financial results generated by assets:
Interest income	4,124	2,807
Interest on discount by assets	(17)	234
Gain on financial operations	9,828	26,649
Exchange gain	22,199	(2,133)

Subtotal	36,134	27,557
Financial results generated by liabilities:
Interest on discount by liabilities	(1)	(134)
Discounts	—	2,387
Exchange loss	(40,032)	7,459
Financial expenses	(38,804)	(40,566)

Subtotal	(78,837)	(30,854)

Financial results, net	(42,703)	(3,297)
Equity gain from related companies	37,193	58,728
Other income and expenses, net (Note 15)	(6,631)	(6,263)

Net Income before taxes and minority interest	109,924	132,936
Income tax and asset tax	(49,749)	(41,255)
Minority interest	(19,270)	(13,476)

Net income for the period	40,905	78,205

Earnings per common share
Basic (Note 25)	0.111	0.302
Diluted (Note 25)	0.110	0.179

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2006	March 31, 2005
CHANGES IN CHASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	142,589	122,913
Cash and cash equivalents as of end of period	156,718	165,521

Net increase in cash and cash equivalents	14,129	42,608

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	40,905	78,205
Plus income tax and asset tax accrued for the year	49,749	41,255
Adjustments to reconcile net income to cash flows from operating activities:
Equity gain from related companies	(37,193)	(58,728)
Minority interest	19,270	13,476
Allowances and reserves	13,954	7,519
Sundry provisions	8,621	3,682
Amortization and depreciation	61,281	54,997
Financial results	26,276	(29,734)
Results from sale of fixed assets	—	413
Results from sale of inventories	—	(15,501)
Gain from valuation of inventories at fair market value	(8,220)	—
Amortization of unearned in come	(2,428)	—
Unrecovered expenses	5,164	1,614
Changes in operating assets and liabilities:
Decrease in current investments	10,931	603
Increase in non-current investments	(18,419)	—
Increase in mortgages and lease receivables	(77,145)	(36,350)
Decrease in other receivables	925	7,718
Decrease (Increase) in inventories	22,161	(5,130)
Increase in intangible assets in intangible assets	(2,247)	(1,994)
(Decrease) Increase in taxes payable, salaries and social security payable and customer advances	(8,717)	1,197
Increase in trade accounts payable	40,320	12,646
Increase in accrued interest	6,018	8,928
Decrease in other liabilities	(3,877)	(10,222)

Net cash provided by operating activities	147,329	74,594

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for companies acquired net of cash acquired	(4,232)	(4,163)
Increase in non-current investments	—	(13,772)
Guarantee deposit	(8,610)	—
Acquisition of minority interests in APSA	(4,030)	(16,443)
Sale of IRSA Telecommunications N.V.	1,719	—
Increase in receivables with related companies	(325)	—
Improvements to undeveloped parcels of land	(630)	(462)
Purchase and improvements of fixed assets	(55,206)	(42,643)

Net cash used in investing activities	(71,314)	(77,483)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term and long-term debt	16,414	76,025
Payment of short-term and long-term debt	(60,945)	(101,195)
Dividend payment by subsidiaries to minority shareholders	(11,356)	(10,300)
Payment to minority shareholders due to a capital reduction	(1,320)	—
Collateral deposit	—	(5,822)
Proceeds from settlement of swap agreement	1,190	—
Settlement of mortgages payable	(22,729)	—
Payment of seller financings	(5,150)	—
Issuance of common stock (exercise of options)	21,560	86,789

Net cash (used in) provided by in financing activities	(61,886)	45,497

NET INCREASE IN CASH AND CASH EQUIVALENTS	14,129	42,608

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2006	March 31, 2005
Supplemental cash flow information
Cash paid during the period:	40,626	40,890
Interest paid	589	813
Income tax paid

Non-cash activities:
Increase in fixed assets through a decrease in inventories	—	123
Increase in inventories through a decrease in fixed assets	1,422	5,994
Increase in intangible assets through a decrease in fixed assets	6	2,126
Increase in undeveloped parcels of land through a decrease in fixed assets	(9,049)	—
Increase in inventories through a decrease in undeveloped parcels of land	18,404	25,979
Increase in fixed assets through trade accounts payable	—	1,482
Increase in other receivables through a decrease in fixed assets	83	—
Increase in credit card trust Tarshop	—	7,501
Dissolution of credit card trust Tarshop	—	3,004
Increase of fixed assets through a decrease in other receivables	—	103
Increase of shareholders equity through an increase in others receivables	—	482
Compensation of restricted cash with provisions for contingencies	—	185
Decrease in non-incurrent investments through an increase in fixed assets	—	596
Conversion of negotiable obligations into common shares	26,074	69,207

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2006	March 31, 2005
Acquisitions of subsidiary companies:
Services and lease receivables	—	1,489
Other receivables	99	4,761
Undeveloped parcels of land	269	—
Fixed Assets	—	86,931
Intangibles Assests	—	12
Trade payables	—	(983)
Customer Advances	—	(3,325)
Bank and financial loans	—	(38,178)
Loans to related companies	—	(3,133)
Salaries and social security charges	—	(203)
Fiscal Debts	—	(754)
Dividends payables (includes $75 to pay to Alto Palermo S.A (APSA))	—	(300)
Other liabilities	(89)	(16,182)
Allowances	—	(4,458)

Net value of the acquired non-cash assets	279	25,677

Cash acquired	—	1,239

Net value of the acquired assets	—	26,916

Minority interest	—	(8,398)
Equity investment before the acquisition	—	(5,087)
Higher value of fixed assets acquired	—	1,558
Higher value of undeveloped parcels of land acquired	3,953	—

Purchase value of acquired subsidiaries	4,232	14,989

Cash acquired	—	(1,239)
Amount financed by sellers	—	(9,587)

	4,232	4,163

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005.

In thousand of pesos

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a. Basis of consolidation

The Company has consolidated its balance sheets at March 31, 2006 and June 30, 2005 and the statements of income and cash flows for the nine-month periods ended March 31, 2006 and 2005 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

Financial statements corresponding to the nine-month periods ended March 31, 2006 and 2005 have not been audited. The Company’s management considers they include all necessary adjustments to reasonably show the consolidated results of each period.

Results for the nine-month periods ended March 31, 2006 and 2005 do not necessarily reflect the proportion of the Company’s consolidated results for the years.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT AND INDIRECT % OF CAPITAL (*)		DIRECT AND INDIRECT % OF VOTING SHARES (*)
	March 31, 2006	June 30, 2005	March 31, 2006	June 30, 2005
COMPANIES
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	66.67	66.67	66.67	66.67
Abril S.A.	83.33	83.33	83.33	83.33
Pereiraola S.A.	83.33	83.33	83.33	83.33
Baldovinos S.A.	83.33	83.33	83.33	83.33
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Llao LLao Resorts S.A.	50.00	50.00	50.00	50.00
Buenos Aires Trade & Finance Center S.A. (1)	—	100.00	—	100.00
Alto Palermo S.A. (“APSA”)	61.62	60.69	61.62	60.69
Canteras Natal Crespo S.A. (2)	43.18	—	43.18	—

(*)	The above holdings do not contemplate irrevocable capital contributions.
(1)	The Company has completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. having accounting effect as of 12/01/05 (See Note 19 to the basic unaudited financial statements)
(2)	The Company holds joint control of Canteras Natal Crespo S.A. with ECIPSA, see Note 17 to the basic Unaudited Financial Statement.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 1: (Continued)

b. Comparative Information

Balance sheet items at June 30, 2005 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual consolidated financial statements corresponding to the year then ended.

The balances at March 31, 2006 of the Statements of Income, Changes in Shareholders´ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

Certain amounts in the financial statements at June, 2005 were reclassified for disclosure on a comparative basis with those for the period ended March 31, 2006.

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items is the domestic wholesale price index published by the National Institute of Statistics and Census.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. Note 1 to the unaudited basic financial statements details the most significant accounting policies applied and mentions the recently approved unification of accounting standards that will be applicable at the beginning of the next fiscal year. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the period. See Note 1.5.i. to the unaudited basic financial statements.

b.	Revenue recognition

The Company’s revenues mainly stem from office leases, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

b.	(Continued)

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

Credit card operations

Revenues derived from credit card transactions include commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized at the time it is accrued.

Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

c.	(Continued)

Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls. Those expenses are amortized by the straight-line method in 3 years for each one of the shoppings centers, beginning as from the date of opening of the shopping center.

Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets do not exceed its estimated recoverable value at the end of each period.

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life of 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also included was the goodwill from the subsidiary APSA, originating from the purchase of shares of Tarshop S.A., Fibesa S.A. and Shopping Alto Palermo S.A., which is amortized through the straight-line method over a period that not exceeds 10 years.

Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTA 4: OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Sale and development of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, and Financial operations and others. As mentioned in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity, internet, telecommunications and other technology-related activities of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTA 4: (Continued)

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited basic financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of March 31, 2006

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Others	Total
Revenues	32,764	21,524	245,542	79,700	1,740	381,270
Costs	(27,077)	(6,869)	(86,095)	(43,089)	(1,081)	(164,211)
Gross (loss) profit	5,687	14,655	159,447	36,611	659	217,059
Income from valuation of inventories at net sale value	8,220	—	—	—	—	8,220
Selling expenses	(1,320)	(796)	(31,627)	(8,152)	—	(41,895)
Administrative expenses	(7,899)	(7,189)	(31,582)	(15,938)	—	(62,608)
Net gain in credit card trust	—	—	2,116	—	—	2,116
Operating income (loss)	4,688	6,670	98,354	12,521	659	122,892
Depreciation and amortization (b)	247	5,987	47,272	7,245	—	60,751
Addition of fixed assets and intangible assets	688	1,374	39,782	13,264	—	55,206
Non-current investments in other companies	—	—	318	—	255,811	256,129

Operating assets	359,931	359,425	1,137,005	143,611	—	1,999,972
Non- Operating assets	52,315	52,241	42,550	3,520	481,456	632,082
Total assets	412,246	411,666	1,179,555	147,131	481,456	2,632,054

Operating liabilities	13,985	60,205	216,984	22,517	—	313,691
Non-Operating liabilities	90,372	67,829	285,031	49,116	39,344	531,692
Total liabilities	104,357	128,034	502,015	71,633	39,344	845,383

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income (loss).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of March 31, 2005

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Others	Total
Sales, leases and services	28,343	13,652	161,629	68,266	—	271,890
Cost of sales, leases and services	(12,837)	(5,587)	(62,637)	(36,398)	—	(117,459)
Gross (loss) profit	15,506	8,065	98,992	31,868	—	154,431
Selling expenses	(1,384)	(654)	(16,726)	(7,513)	—	(26,277)
Administrative expenses	(5,072)	(4,198)	(20,176)	(14,011)	—	(43,457)
Net income in credit card trust	—	—	393	—	—	393
Operating income	9,050	3,213	62,483	10,344	—	85,090
Depreciation and amortization (b)	177	4,827	42,795	6,930	—	54,729
Additions of fixed assets and intangible assets (c)	—	20,370	50,921	8,025	—	79,316
Non-current investments in other companies (c)	—	—	808	—	219,432	220,240

Operating assets (c)	343,803	364,420	1,124,780	133,035	—	1,966,038
Non-operating assets (c)	55,442	58,766	10,678	2,136	431,366	558,388
Total assets (c)	399,245	423,186	1,135,458	135,171	431,366	2,524,426

Operating liabilities (c)	11,040	68,129	147,915	20,313	—	247,397
Non-operating liabilities (c)	96,332	72,266	308,153	44,735	57,475	578,961
Total liabilities (c)	107,372	140,395	456,068	65,048	57,475	826,358

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information at June 30, 2005

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2006	June 30, 2005
Cash in local currency	2,279	2,232
Cash in US$	2,752	5,135
Banks in local currency	23,671	14,998
Banks in US$	37,684	30,702
Banks in EUR	432	284
Special current accounts in local currency	1,717	2,106
Foreign accounts	11,828	42,099
Checks to be deposited	753	688

	81,116	98,244

NOTE 6: MORTGAGES AND LEASES RECEIVABLE

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	8,965	13,268	2,117	840
Interest to be accrued	(93)	(81)	(10)	(5)
Debtors from leases and credit card	82,174	20,313	51,256	7,899
Debtors from leases under legal proceedings	22,794	—	22,664	—
Debtors from sales under legal proceedings	2,040	—	2,368	—
Checks to be deposited	24,530	—	20,319	—
Related parties	431	—	146	—
Mortgages accounts receivable from hotel activities	8,716	—	4,876	—
Less:
Allowance for doubtful accounts	(514)	—	(425)	—
Allowance for doubtful leases	(41,274)	(1,169)	(37,830)	(969)

	107,769	32,331	65,481	7,765

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 7: OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Asset tax credits	3,531	29,168	18,009	25,694
Value added tax (“VAT”) receivable	3,697	4,828	3,838	5,173
Related parties	4,683	—	2,055	46
Guarantee deposits (1) (2)	9,635	35	279	19
Prepaid expenses	10,594	298	6,878	315
Guarantee of defaulted credits (3)	2,434	15,868	—	17,128
Expenses to be recovered	4,315	—	3,726	—
Fund administration and reserve	191	—	191	—
Advances to be rendered	66	—	79	—
Gross sales tax	940	897	1,037	782
Deferred income tax	—	49,414	—	61,761
Debtors under legal proceeding	145	—	96	—
Sundry debtors	3,057	—	2,837	—
Future contracts receivable	287	—	269	—
Income tax advances	1,231	—	1,332	—
Country club debtors	412	—	412	—
Cash reserves related to the securitization programs	1,109	4,455	4,090	2,549
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Tax on personal assets to be recovered	6,544	—	5,823	—
Allowance for tax on personal assets	(5,793)	—	(5,326)	—
Pre-paid insurance	119	—	52	—
Judicial attachments (Note 26)	861	—	861	—
Expenses to be recovered for damage (Note 29)	7,438	—	—	—
Present value – other receivables	—	(1,200)	—	(1,064)
Other	118	21	156	135

	55,614	103,784	46,694	112,538

(1)	Includes a US$ 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a shopping center and a dwelling and/or office building.
(2)	Includes restricted cash (see Note 16.b)
(3)	See note 15 to the unaudited basic financial statements and Note 16 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 8: INVENTORIES

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Edificios Cruceros (1)	8,648	—	8,141	—
Dock 13	1,605	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti “D”	65	—	65	—
Terrenos de Caballito	—	10,675	—	—
Torres Jardín	468	—	468	—
V. Celina	43	—	43	—
Abril / Baldovinos	6,930	1,652	7,671	2,782
San Martín de Tours	14,075	—	11,743	—
Credit from barter of Benavidez (Note 27)	8,542	—	—	8,542
Torres de Abasto	518	—	518	—
Dique III (2)	25,559	9,776	33,699	—
Credit from barter of Parcel 1 c) Dique III (3)	—	22,861	—	22,861
Torres Rosario (Note 12 (2))	6,941	15,481	—	19,275
Other inventories	2,211	—	1,660	—

	75,618	60,445	65,626	53,460

(1)	See note 1.5.h to the unaudited basic financial statements.
(2)	Corresponds to parcel 1 e) (valued at restated cost).An option contract was signed for this plot and this option has not been exercised as of the date of issuance of these unaudited financial statements. Also, corresponds to parcel 1 d) (valued at net realizable value). A preliminary sale contract was signed for this plot. See Note 20 to the unaudited basic financial statements.
(3)	Corresponds to the right to receive units to be received as consideration for the exchange of plot 1c). See Note 20 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 9: INVESTMENTS

The breakdown for this item is as follows:

	March 31, 2006	June 30, 2005
Current
Cedro (1)	—	5
Lebacs (1)	—	3,445
Boden (1)	127	39
Mortgage bonds (1)	2,914	3,523
Bono Argentina Discount (1)	—	1,074
IRSA I Trust Exchangeable Certificate (1)	76	558
Time deposits and money markets	4,829	24,754
Mutual funds (2)	124,578	69,229
Tarshop Trust (1)	13,061	10,634
Banco Ciudad de Bs. As. Bond (1)	415	391
Other investments (1)	38	38

	146,038	113,690

Non-current
Banco de Crédito y Securitización S.A.	4,527	4,448
Banco Hipotecario S.A.	251,284	213,265
IRSA Telecomunicaciones N.V.	—	1,719
E-Commerce Latina S.A	318	808
IRSA I Trust Exchangeable Certificate	2,605	3,353
Tarshop Trust	32,923	19,256
Banco Ciudad de Bs. As. Bond	212	482
Other investments	32	48

	291,901	243,379

Undeveloped parcels of land:
Dique IV	6,645	6,490
Caballito plots of land	9,223	19,898
Padilla 902	89	89
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Puerto Retiro (Note 16)	46,483	46,493
Santa María del Plata	114,397	112,771
Pereiraola	21,875	21,875
Air space Supermercado Coto	11,695	11,695
Caballito	31,065	31,065
Neuquén	9,987	9,987
Alcorta Plaza (Note 21)	—	18,048
Canteras Natal Crespo	4,356	—
Other undeveloped parcels of land	3,378	3,378

	265,631	288,227

	557,532	531,606

(1)	Not considered cash equivalent for purposes of presenting the unaudited consolidated statements of cash flows.
(2)	Include Ps. 49,530 and Ps. 46,886 at March 31, 2006 and at June 30, 2005, respectively, corresponding to “Dolphin Fund PLC”, not considered cash equivalent for purposes of presenting consolidated statement of cash flows.

Include Ps. 3,200 and Ps. 1,738 at March 31, 2006 and at June 30, 2005, respectively, corresponding to NCH Development Partner fund not considered cash equivalent for purposes of presenting consolidated statement of cash flows.

Include Ps. 1,075 and Ps. 1,014 at March 31, 2006 and at June 30, 2005, corresponding to Gainvest funds not considered cash equivalent for purposes of presenting consolidated statements of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 10: FIXED ASSETS

The breakdown for this item is as follows:

	March 31, 2006	June 30, 2005
Hotels
Llao-Llao	41,214	33,097
Intercontinental	55,686	57,073
Libertador	36,101	36,700

	133,001	126,870

Office buildings
Avda. de Mayo 595	4,494	4,574
Avda. Madero 942	2,369	2,401
Edificios Costeros (Dique II)	19,106	19,358
Laminar Plaza	30,174	30,577
Libertador 498	42,692	43,307
Libertador 602	2,943	2,985
Madero 1020	1,641	1,665
Maipú 1300	43,942	44,581
Reconquista 823	19,073	19,355
Rivadavia 2768	161	164
Sarmiento 517	81	84
Suipacha 652	11,560	11,749
Intercontinental Plaza	66,590	67,741
Costeros Dique IV	21,564	21,849
Bouchard 710	71,146	72,222

	337,536	342,612

Commercial real estate
Alsina 934	—	1,429
Constitución 1111	538	545

	538	1,974

Other fixed assets
Abril	1,133	1,133
Alto Palermo Park	493	500
Thames	3,033	3,033
Santa María del Plata	10,513	12,109
Constitución 1159	1,324	1,324
Other	2,757	1,593

	19,253	19,692

Shopping Center
Alto Avellaneda	85,986	98,750
Alto Palermo	197,561	210,822
Paseo Alcorta	63,201	65,816
Abasto	196,766	202,776
Patio Bullrich	111,060	115,602
Buenos Aires Design	19,087	20,935
Alto Noa	29,517	30,883
Alto Rosario	81,331	79,117
Mendoza Plaza Shopping	87,151	83,706
Advance for purchase of fixed assets (Note 33)	16,341	—
Other properties	12,315	12,103
Other fixed assets	31,444	24,970

	931,760	945,480

Total	1,422,088	1,436,628

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 11: MORTGAGES PAYABLE

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Mortgage payable San Martin de Tours	3,563	—	2,935	—
Mortgage payable Bouchard 710 (1)	14,480	18,519	22,527	27,627

	18,043	18,519	25,462	27,627

(1)	See details in Notes 6 and 12 d. to the unaudited basic financial statements.

NOTE 12: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Admission rights	22,942	30,538	18,041	26,061
Lease and service advances (1)	11,494	12,904	10,966	13,807
Advanced payments from customers	29,712	—	20,911	—
Advance for the sale of a plot of land (2)	2,201	—	1,006	—

	66,349	43,442	50,924	39,868

1)	The balance of rents and services advance payments include Ps 1,220 and Ps 5,615 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Abasto Shopping and Centro Comercial Alto Noa. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of March 31, 2006 the semiannual Libo rate was 4.6975%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
2)	This is a 600 Euros advanced payment that the Company received from Villa Hermosa S.A. related to a purchase contract of a plot of land that is currently an integral part of the plot located in Rosario, in which the Company projects to build housing towers. The liabilities amount is shown net of expenses that the Company has incurred on account and behalf of Villa Hermosa S.A. The preliminary purchase contract referred to above was subscribed on December 9, 2005. The maximum term established to formalize the deed is June 5, 2006 (this term may be extended). The plot is valued at its fair market value as conditions provided in Technical Resolution No. 17 are complied with.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 13: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
APSA 2006 Convertible Notes (1)	3	47,904	—	44,821
APSA 2006 Convertible Notes - Accrued interest (1)	971	—	2,016	—
Bank loans (2)	55,077	75,856	77,182	82,218
Bank loans - Accrued interest (2)	1,631	7,266	1,630	5,987
IRSA Convertible Notes (3)	—	153,323	—	168,059
IRSA Convertible Notes – Interest	4,647	—	1,726	—
Negotiable obligations 2009 - principal amount (4)	14,401	72,727	10,792	78,917
Negotiable obligations 2009 - accrued interest (4)	720	11,849	572	9,753

	77,450	368,925	93,918	389,755

1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (CNB) issued originally by APSA for an outstanding amount of US$ 50 million, as detailed in Note 23 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
2)	The outstanding balance at March 31, 2006 includes mainly the following loans:
(a)	Unsecured loan expiring in 2009 as set out in Note 7 to the unaudited basic financial statements amounted to Ps. 53,609 (Ps. 55,198 at June 30, 2005).
(b)	US$ 11 million loan granted by Deutsch Bank to APSA on March 4, 2005 with the following due dates of principal and interest: US$ 5 million falling due on April 4, 2005, US$ 3 million falling due on from February 1, 2006 and US$ 3 million falling due on August 1, 2006. The loan accrues annual interest equivalent to Libo rate plus 3.25%. APSA has paid appositely the two principal installments plus accrued interest.
(c)	On April 5, 2005 APSA accepted a syndicated loan from Banco Río de la Plata S.A. and Bank Boston N.A. amounting to Ps. 50 million, payable in 4 equal and consecutive semiannual installments. The final due date of the transaction falls on April 5, 2007. During the first year this loan will accrue interest at a fixed interest rate of 7.875 % and during the second year, will accrue the interest at the Central Bank Encuesta rate plus 3%, payable quarterly as from July 2005.

The terms of this loan require APSA to maintain certain financial ratios and conditions, and certain indicators and levels of indebtedness. The funds from this loan were used to settle the outstanding balance, amounting to Ps. 48.4 million, of Negotiable Obligations originally issued for an amount of Ps. 85.0 million.

On October 5, 2005 the first principal installment of $ 12.5 million was cancelled. On April 5, 2006 APSA paid the second capital installment of $ 12.5 million plus the fourth installment of accrued interest.

(d)	Hotels Argentinos S.A. mortgage loan amounting to US$ 8,000. See Note 16.
(e)	Other loans and bank overdrafts amounting to Ps. 4,216.
3)	Corresponds to the issue of Convertible Negotiable Obligations of the Company for a total value of US$ 100 million as set forth in Notes 7 and 13 to the unaudited basic financial statements.
4)	Corresponds to the issue of Negotiable Obligations secured with certain Company assets maturing in 2009, as detailed in Note 7 and 12 b. to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 14: OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non-current	Current	Non-current
Seller Financings (1)	12,660	—	11,348	5,030
Dividends payable	39	—	39	—
Related parties	3,969	4,179	2,829	1,732
Guarantee deposits	3,280	658	924	2,787
Provisions for contingencies (2)	8,689	10,842	9,776	11,027
Directors’ fees provision	8,626	—	10,379	—
Directors’ fees advances	(250)	—	(3,327)	—
Condominium expenses to be incurred	590	—	475	—
Directors’ guarantee deposits	—	8	—	8
Sundry creditors	70	—	39	—
Administration and reserve fund	649	—	636	—
Pending settlements for sales of plots	—	—	57	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 30)	526	11,078	635	13,818
Donations payable	3,960	—	3,960	—
Present value – other liabilities	—	(3)	—	(4)
Trust accounts payable	283	—	283	—
Other	729	12	1,051	12

	43,820	26,774	39,104	34,410

(1)	The balances as of March 31, 2006 include principally:
a.	Ps. 6,117 related to the financing of the acquisition of Shopping Neuquén S.A.’s shares. This loan accrues interest equivalent to LIBOR for six months. At March 31, 2006 LIBO rate for six months was 4.69%,
b.	Ps. 5,294 maturing on September 29, 2006 corresponding to the financed acquisition of Mendoza Plaza Shopping S.A (Former Pérez Cuesta S.A.C.I.) shares (See Note 28); and
c.	Ps. 181 related to the acquisition of 50% shares of Conil S.A.
(2)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 15: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2006	March 31, 2005
Other income:
Recovery of allowances	8	—
Gross from the sale of fixed assets	—	7
Gross early settlement of liabilities	—	70
Others	2,940	863

	2,948	940

Other expenses:
Unrecoverable VAT receivable	(875)	(554)
Donations	(302)	(180)
Loss from the sale of fixed assets	—	(35)
Lawsuits contingencies	(436)	(189)
Debit and credit tax	(632)	(545)
Tax on personal assets	(4,161)	(5,603)
Allowance for doubtful accounts	(1,649)	—
Other	(1,524)	(97)

	(9,579)	(7,203)

Other income and expenses, net	(6,631)	(6,263)

NOTE 16: RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the real estate property near Puerto Madero denominated “Planta 1” which had been acquired from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The legal proceeding has already practically reached the end of the time allowed to produce evidence. Puerto Retiro S.A. contested the complaint and appealed the provisional remedy, which was dismissed on December 14, 2000. The plea has been duly submitted and is awaiting sentence.

The management and the legal counsels of Puerto Retiro S.A. believe that the extension of the bankruptcy will be dismissed by the Court.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: (Continued)

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (“HASA”, subsidiary of the company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300 in the due date. The agreement was signed on January 26, 2001.

Interest payments must be paid quarterly in arrears at an annual interest rate equivalent to LIBO for 12 months loans plus the applicable mark-up as per the contract, which consists of a variable interest rate applicable in the debt’s interest payment periods.

The guarantee was a senior mortgage on a property owned by Hoteles Argentinos S.A., which houses the Hotel Sheraton Libertador Buenos Aires. As a result of the economic situation of the country, the lack of credit and the crisis of the Argentine financial system, principal installments falling due as from January 26, 2002 and the interest installments falling due as from July 29, 2002, were not paid by HASA. On March 5, 2004, BankBoston N.A. formally notified HASA that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 with HASA as borrower and BankBoston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract.

Consequently, all pending obligations of HASA must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that the Company’s controlled subsidiary Hoteles Argentinos S.A. (80%) owed Marathon Master Fund, Ltd. for US$ 7,925.

On March 23, 2005 Ritelco S.A. sold to Credit Suisse International (“CSI” formarly Credit Suisse First Boston) the loan agreement for US$ 8,000 in cash and the Company entered into an agreement with CSI pursuant to which, among other things, the Company guarantees the payment of the debt owed by HASA and in the event of non-compliance the Company shall repurchase the loan agreement mentioned. As guarantee for this transaction, the Company made a payment of US$ 2,000 to CSI which is disclosed as a “guarantee of defaulted credit” within “Other receivables”. If HASA duly complies with the obligations arising from this transaction, the Company will be able to receive a periodical funds flow.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: (Continued)

Subsequently, the debt restructuring and refinancing process started, and in the mentioned refinancing context, after period-end, the board of directors of HASA, in the meeting held on April 17, 2006, made an evaluation of the matters related to the original debt refinancing and decided to modify and amend the Amended and Restated Agreement in order to reduce the outstanding amount of the original loan capital to U$S 8,000 and postpone its maturity to March 15, 2010, by subscribing a Modified Loan Contract with CSI having the principal debt cancellation and interest payment terms that follow:

a) Principal cancellations:

-	Installment 1	04-21-2006	U$	S 2,000

-	Installment 2	03-15-2008	U$	S 213

-	Installment 3	09-15-2008	U$	S 225

-	Installment 4	03-15-2009	U$	S 239

-	Installment 5	09-15-2009	U$	S 253

-	Installment 6	03-15-2010	U$	S 5,070

b) The principal installments will be paid with interest on the outstanding principal loan to be amortized as stated in clause 2.3 of the Modified Loan Contract:

•	Period 03-15-2006 to the effective day of the contract (04-21-2006), interest will be accrued on U$S 8,000 at an annual 12.07% rate. The Company will not pay any other interest accrued up to the effective date, including interest on loan arrears.

•	From 04-21-2006 to 09-15-2006, interest on the outstanding principal at an annual 12.07% rate.

•	As from 09-15-2006, the loan will accrue:

(A) Interest at an annual rate equal to six-month LIBOR, as determined by CSI the second working day prior to each interest period, plus the applicable margin of 7,0% (the “Interest Rate”), and

(B) Interest will accrue as from the first day of each interest period inclusive and will be payable twice a year on arrears on each interest payment date.

Once HASA has credited the amount of U$S 2,000 made on April 21, 2006, the mortgage was partially cancelled reducing the original amount to the total of U$S 6,000. Consequently, the fourth paragraph of such instrument was changed and it was established that the asset mortgaged assure the proper compliance in time of all the Obligations arising from the Modified Loan Contract.

In addition to the Modified Loan Contract entered into with HASA and its financial creditor CSI, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, this being an amendment of the previous one signed, and the other one is a credit default swap between Starwood Hotels and Resorts Worldwide Inc. (Starwood) indirect minority shareholder of HASA and CSI for 20% of the restructured debt value.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: (Continued)

In line with IRSA Inversiones y Representaciones Sociedad Anonima’s labor and experience in financial matters and in debt restructuring and –having already acted in favor of HASA in the negotiations with the previous creditors of the Original Loan- HASA hired the services of IRSA for advising, consulting, defending and negotiating the interests of HASA in respect of the debt restructuring. As payment for this professional service, HASA will pay IRSA a fee of U$S 1,377.

In its capacity as shareholder of HASA, Hoteles Sheraton de Argentina S.A.C. has agreed HASA to pay to IRSA a valuable consideration for its management of the debt restructuring process. To such end, Sheraton will loan HASA the amount of U$S 275 (the “Sheraton Loan”), and immediately after having received this loan, HASA will pay IRSA 20% of the fees for services rendered. The remaining 80% will not be immediately cancelled but it will be a loan of IRSA to HASA (the “IRSA Loan”).

The parties will define within 30 days from having subscribed the loan agreement to HASA, the terms and conditions of the IRSA and Sheraton loans, which will be equal as related to interest rates and payment terms. In order to agree the terms in which payments will be effective, the parties will take into account and will prioritize the renewal plan of the Sheraton Libertad Hotel, so that the cancellations of the IRSA and Sheraton Loans allow HASA to count with the funds to carry out such plan.

The Company has classified the debt as current and non-current liability in the general consolidated balance sheet as of March 31, 2006 considering the terms and conditions agreed in the debt restructuring occurred subsequent to closing and prior to the issuance of these financial statements.

In April 2006, the Company received U$S 800 for returning the guarantee of fulfillment of the contract.

Alto Palermo Group - Restricted assets.

a)	Short and long-term dept include Shopping Neuquén S.A’s liability amounting to Ps. 42, corresponding to a mortgage set up on acquired land for Ps. 3,314.

b)	At March 31, 2006, under other current receivables, APSA has restricted funds according to the following detail:

I.	Ps. 108 in relation to the case “Del Valle Soria, Delicia against New Shopping S.A.”, claming unfair dismissal.

II.	Ps. 21, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others” about dismissal.

III.	Ps. 20, in relation to the case “La Meridional Cía. de Seguros against Alto Palermo S.A.” by collecting in pesos.

c)	As of March 31, 2006, Ps 14,119 are pledged corresponding to Emprendimiento Recoleta S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 17: TARSHOP S.A. CREDIT CARD RECEIVABLE SECURITIZATION

APSA has ongoing revolving period securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in Trusts—Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the receivables transferred to the trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the period on the basis of the financial statements issued by the trusts.

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On August 9, 2005 Ritelco S.A. sold 335,893 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in the total amount of US$ 1,536 (equivalent to market value of US$ 4,57 per share). See Note 18 to the unaudited basic financial statements in connection with the sale of interest in Banco Hipotecario S.A. made by IRSA to Buenos Aires Trade & Finance Center S.A.

As such transactions were made among subsidiaries, in which IRSA holds 100% interest, they do not modify the shareholding and do not affect the unaudited consolidated financial statements.

As of March 31, 2006, total shareholding in Banco Hipotecario S.A. amounted to 17,641,015.

NOTA 19: INVESTMENT IN IRSA TELECOMUNICACIONES N.V. (ITNV)

At June 30, 2005, Ritelco held an investment in ITNV representing 49.36% of its common shares. Ritelco had discontinued in prior years the application of the equity method for valuing this investment because there were mandatorily redeemable preferred shares issued by ITNV, as Ritelco had not secured ITNV obligations, nor had it agreed to provide financial support to that company. For this reason, the investment in ITNV was valued at zero.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 19: (Continued)

On August 19, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco S.A. and Dolphin Fund PLC (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders (4,106,000 and 1,675,000 shares, respectively) for US$ 0.1470333852 per share. The amount of this transaction is US$ 850, of which US$ 604 correspond to Ritelco S.A.

Considering that the above-mentioned transaction occurred subsequent to year-end, but before the issuance of the annual financial statements, Ritelco took up as of June 30, 2005 the investment in ITNV at its equity value up to the limit of its recoverable value. Consequently, Ritelco recorded an income of US$ 604 as of June 30, 2005.

NOTE 20:	MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

The Board of Directors of the Company, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24,441, was approved by the National Securities Commission by means of Resolution No. 13,040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, the Company, Inversora Bolívar S.A. and Baldovinos S.A. (indirect subsidiaries) on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above-mentioned program, the trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for cash and a part of the issuance by the Trustee of Participation Certificates. The different types of Participation Certificates issued by the Trustee are set out as follows:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300 with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 20: (Continued)

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000 with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600 with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,686. These grant the right to collect monthly sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which, among other conditions, a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also nominal value of the Participation Certificates Class D was modified. New nominal value amounted to Ps. 10,321.

At March 31, 2006, the value of Class D Participation Certificates amounted to Ps. 2,233 in IRSA, Ps. 356 in Inversora Bolívar S.A., and Ps. 92 in Baldovinos S.A. Class A, B, and C Certificates have been totally amortized at the end of the period.

NOTE 21: SALE OF THE ALCORTA PLAZA PLOT

On December 22, 2005, Alto Palermo S.A. (APSA) subscribed a preliminary purchase contract with possession, by which APSA sold to RAGHSA S.A. the plot denominated Alcorta Plaza for a total price of US$ 7.7 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 21: (Continued)

On March 13, 2006, the deed of the property was subscribed and a mortgage guarantee was furnished on certain units to be used for offices and garage of the building owned by RAGHSA S.A., located at San Martín street 338, 344, 350 and 360, and Florida street 343 and 347 of the City of Buenos Aires. The amount of the mortgage was US$ 4,374. Payment terms and conditions were as follows:

•	US$ 1,925 with the preliminary purchase contract.

•	US$ 1,925 on July 4, 2006.

•	US$ 1,925 on July 4, 2007 and US$ 1,925 on July 4, 2008.

NOTE 22: DERIVATIVE INSTRUMENTS

Interest rate swaps

Alto Palermo S.A. (APSA) has used certain financial instruments to reduce its financing costs. Major financing institutions have been the counterparties of such instruments. APSA has not used derivative instruments with speculative purposes. APSA managed the risk of possible counterparties’ inability to fulfill instrument clauses.

In order to minimize its financing costs, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to dollar-denominated floating rate debt.

During the period ended March 31, 2005, the Company recorded profits amounting to Ps. 5.22 million related with this contract. This contract expired on 4 April, 2005.

Future contracts to purchase metals

During the present period, Ritelco S.A. entered into future contracts for the purchase of silver and gold and launched call options in Euros. In accordance with its risk management policies, Ritelco S.A. uses future metal contracts for speculative purposes.

As of March 31, 2006 the Company has 27 future contracts for the purchase of 5,000 ounces of silver due in May 2006 at an average market price of U$S 11.52. As collateral for these contracts, the Company has deposits amounting to U$S 91.1 (equivalent to Ps. 277.2).

The difference between the market value and the agreed amount of derived financial instruments outstanding as of March 31, 2006 amounts to U$S 3.2 (equivalent to Ps.9.8). As of March 31, 2006, the Company recorded a realized and non-realized profit for such transactions amounting to U$S 772.7 (equivalent to Ps.2.3) and U$S 34.4 (equivalent to Ps. 98.6), respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 23:   ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This serie was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2006.(1)

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

(1) On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these financial statements. The Company is currently analyzing the impact of this operation.

At March 31, 2006, certain holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.72 million. As of March 31, 2006, the outstanding balance of APSA Convertible Negotiable Obligations amounted to US$ 47.28 million, of which US$ 31.74 million correspond to IRSA’s holding which is eliminated in the consolidation process.

NOTE 24: ALTO PALERMO - OPTIONS GRANTED IN RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year, capitalizable annually.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 25: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the unaudited basic financial statements.

In thousands:

	March 31, 2006	March 31, 2005
Weighted - average outstanding shares	367,292	258,854
Conversion of negotiable obligations	200,262	239,722
Weighted - average diluted common shares	567,554	498,576

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	March 31, 2006	March 31, 2005
Net income for calculation of basic earnings per share	40,905	78,205
Exchange difference	11,023	(3,421)
Interest	10,034	14,595
Income tax	—	—

Net income for calculation of diluted earnings per share	61,962	89,379

Net basic earnings per share	0.111	0.302
Net diluted earnings per share	0.110	0.179

NOTE 26: PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones Sociedad Anónima), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers´ fees.

The unpaid balance approved in the court records, carried out by the plaintiff as of March 31, 2001, includes face value bonds of US$ 4,127, plus compensatory and punitive interest, payable in cash, in a total amount of US$ 3,800.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 26: (Continued)

On March 2, 2004, the Company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4,127, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,155.

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

A report of the legal advisors states that the balance remains unpaid and outlines that the Company has deposited with the court the debt titles determined in the unpaid balance, and an amount in cash of Ps. 7,191, whereas the unpaid balance approved in the court records was US$ 3,780.

In line with the matters reported by the lawyers in respect of this suit, the Company management recorded a reserve for an amount Ps. 4,519 as of March 31, 2006, which was determined according to the difference between the amount claimed for compensatory and punitive interest of US$ 3,800 and the amount deposited in the court of Ps. 7,191.

The plaintiff’s lawyers (five complainants) filed a motion in relation to their fees in the case, as they understood that the amount agreed should have been paid in U.S. dollars and not in pesos, estimating the difference, in comparison with the amount already paid, in US$ 384. In a provisional remedy, due to the unpaid balance carried out in the court records under the claims of two of the lawyers, an order was issued to attach the Company’s current accounts, which occurred in March 2005 in the amount of Ps. 788. As of March 31, 2006, such attached funds amounts to Ps. 861.

The Company legal advisors challenged the unpaid balance carried out in the court records based on several reasons (payments performed prior to the pesification, unlawful and exorbitant interest, etc.). The Company is currently awaiting the resolution of the challenges submitted by means of request. In accordance with the probable contingency reported by the lawyers as of March 31, 2006, the Company management has reserved the amount of Ps. 1,942.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 27: OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A. (indirect subsidary company) and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted DEESA an option to acquire land in Benavídez.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted the exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980 to Inversora Bolívar S.A., of which US$ 980 were paid during the previous quarter and the balance of US$ 3,000 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% at the time of certification of 50 % of the progress of work and the remaining upon certification of 90% of work progress.

NOTE 28: ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING (formerly Pérez Cuesta S.A.C.I.)

On September 29, 2004, Alto Palermo S.A. (APSA) entered into a purchase-sale contract covering 49.9% of the capital stock of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.) for US$ 5.3 million, of which US$ 3,54 million were paid, two installments of US$ 1.77 million each (which due date operated on December 2, 2004 and on September 29, 2005). The remaining of the purchase price will be paid in an installment of US$ 1.77 million on September 29, 2006.

Through this acquisition, APSA became holder of 68.8% of the capital stock of the above company, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Guaymallen, Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having obtained its approval on November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and an Extraordinary Shareholders’ Meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A.

At March 31, 2005 the deed implementing the changes in the Company’s by-laws had been signed before Public Notary; this amendment is approved by the enforcement agencies.

Additionally, during the fiscal year ended on June, 30, 2005, APSA entered into the following contracts:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 28: (Continued)

•	Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to APSA originally granted to Mendoza Plaza Shopping S.A. amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; Mendoza Plaza Shopping S.A. had failed to comply with its payment obligations. The loans were secured by the assignment in guarantee of rental payments to be made by Falabella S.A. to Mendoza Plaza Shopping S.A.

The documentation was notarized on March 30, 2005 by which Banco de Chile transferred all the mortgage rights to APSA and the latter acquired the credit for US$ 8.5 million.

•	Call option with HSBC Bank Argentina S.A., whereby APSA was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Mendoza Plaza Shopping S.A. amounting to US$ 7.0 million which the latter failed to pay. The loan was secured through the assignment in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A.

On March 29, 2005 APSA transferred the purchase option entered into with HSBC Bank Argentina S.A. to Mendoza Plaza Shopping S.A. for the same value as originally agreed and on the same day Mendoza Plaza Shopping S.A. exercised the option, paying Ps. 6.1 million for the settlement of the loan, (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

•	Agreement with Inversiones Falabella Argentina S.A. establishing as the following:

1.	Capitalization terms were agreed in the event that APSA or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through APSA’s contributions.

2.	Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping S.A. and Inversiones Falabella Argentina S.A., APSA will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3.	In its capacity as surety, APSA will ensure payment by Mendoza Plaza Shopping S.A. to Falabella S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4.	Inversiones Falabella Argentina S.A. will have an irrevocable right to sell its shares in Mendoza Plaza Shopping S.A. (put option) to APSA, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3 million according to the conditions expressly established in the contract.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 28: (Continued)

The Extraordinary Shareholders’ Meeting of Mendoza Plaza Shopping S.A. was held on May 31, 2005, in which the following issues were unanimously decided:

•	Approve a due bill agreement that Mendoza Plaza Shopping S.A. had with the Company in a total amount of Ps. 36,058 resulting from the payments of the above-mentioned agreements.

•	Approve the Alto Palermo S.A. (APSA) request that such loans be considered as irrevocable contributions to account of future capital increased.

•	Approve the capitalization of the irrevocable contributions account for Ps. 36,058. Through such capitalization of irrevocable contributions, the Company increased its holds to 85.40% of the shareholding of Mendoza Plaza Shopping.

NOTE 29: DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Repair works are currently being carried out in order to re-open the area in two stages, one in June and the other one in August of the current year.

APSA has an all risk insurance coverage for this kind of damage. As of March 31, 2006 the Company has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6.4 million. As of closing, a receivable of Ps. 7.4 million has been recorded related to re-opening works of the damaged areas of the Commercial Center and to rents lost due to the closing of stores. At the date of issuance of these financial statements, Ps. 2.1 million have been collected as advance-payment. This claim is currently undergoing adjustment process.

NOTE 30: CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on Mendoza Plaza Shopping S.A’s. property, which were capitalized as fixed assets in Mendoza Plaza Shopping S.A’s., recognizing the related gain over the term of the contract. At period end, the amount of Ps. 238 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping, was capitalized as a fixed asset, with a balancing entry as unrealized gains, recognizing the depreciation charges and the profits over a 50-year period. At period end, the amount of Ps. 10,835 was pending of accrual.

Also, gains to be accrued related to the construction of installations by a lessee in the Abasto Shopping Center area, are included. APSA has recorded such installations as fixed assets based on the construction costs with the liability. Improvements by third

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 30: (Continued)

parties are depreciated in net income accounts during the term of the rental. Such net depreciation of the improvement by third parties was not significant during the nine-month periods ended March 31, 2006 and 2005.

On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926 which was accrued over the amortization period of the property, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the real estate that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of $2,428 as accelerated amortization which is shown in “Other income and expenses, net” of the statement of income.

NOTE 31: PROPOSAL TO TRANSFER THE MANAGEMENT OF ABRIL

The Company, Inversora Bolívar S.A. and Baldovinos S.A. are currently analyzing a proposal to be submitted to the Commission of Residents of Abril Club de Campo for passing the administration of the Club and the subsequent transference of the shares of Abril S.A. This proposal will replace the one dated May 4, 2005.

In principle, for bidders to consider the accepted proposal, the approval of the owners of two thirds of the land sold at the signing the proposal is required. It includes monetary and non-monetary renderies, among which the following can be outlined:

1.	The Company and Inversora Bolívar S.A. will contribute to Abril S.A. the amount of Ps. 650.

2.	The Company and Inversora Bolívar S.A. will repair all the roadways of Abril Club de Campo.

3.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (to be assigned to the building of “sleeping rooms”) including their pertinent shareholding titles.

4.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (commercial stores, small theatre and administration) including their pertinent shareholding titles.

5.	Baldovinos S.A. will establish in favor of Abril S.A. a perpetual easement that no buildings will be constructed in relation of the Big House and four plots of land adjacents to the Main House located in Abril Club de Campo.

6.	The Company and Inversora Bolívar S.A. will be responsible for all severance payment (including salary) of a former employee of the Club.

7.	The Company and Inversora Bolívar S.A. will pay the dues for lightning, cleaning and maintenance of public roads to the Municipality of Berazategui if such amount is higher to the amount recorded in the financial statements of Abril S.A. as of September 30, 2005 as well as of any related legal fee.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 32: NEUQUEN PROJECT

On July 6, 1999 APSA acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the shopping center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of March 31, 2006 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a shopping center would be built. The project included the building of a shopping center, a hypermarket, hotel and housing building. During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed would be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1,437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance 5,178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment.

It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree 585/2003. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting among other issues, the annulment of Decrees 1,437/2002 and 585/2003 that the Municipal Executive issued.

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

As of March 31, 2006 Shopping Neuquén S.A. is negotiating with the Municipality of Neuquén an agreement to establish the terms and conditions to re-activate the

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 32: (Continued)

development and construction of the commercial business. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or annul the original one.

If the extension is not approved, the Municipality of Neuquén would be entitled to request that the real estate sold on a timely basis be returned and if such is the case Shopping Neuquén would not recover its original investment.

In turn, on August 15, 2003 APSA was acknowledged that 85.75% of the old shareholders of Shopping Neuquén S.A. filed a claim requesting the collection of the price balance plus interest and legal costs.

The Company management considers that the current undergoing negotiations will be favorable to the Company interest.

NOTE 33: ACQUISITION OF REAL STATE

On December 29, 2005, APSA subscribed a preliminary purchase contract for acquiring a building located in the Autonomous City of Buenos Aires. The price agreed for this transaction amounts to US$ 17.9 million. At present, the amount of US$ 5.4 million has been paid as pre-payment and is shown in Fixed Assets. The remaining amount, that is US$ 12.5 million will be cancelled at the time of signing the deed for final transference, which will happen within 180 days (such term can be postponed) counted as from the date in which the preliminary contract will be signed.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Unaudited

Financial Statements

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the nine-month period

ended March 31, 2006

compared with the same period of previous year

Amounts stated in thousands of Pesos

Fiscal year No. 63 beginning July 1º, 2005

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)
		In thousand of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share,1 vote each	384,302,779	384,302	384,302

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of March 31, 2006 and June 30, 2005

In thousand of pesos (Note 1)

	March 31, 2006	June 30, 2005
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	6,187	38,782
Investments (Exhibits C, D and G)	41,152	19,476
Mortgages and leases receivables, net (Note 3 and Exhibit G)	4,366	3,521
Other receivables and prepaid expenses (Note 4 and Exhibit G)	7,230	4,042
Inventories (Note 5)	50,522	22,157

Total Current Assets	109,457	87,978

NON-CURRENT ASSETS
Mortgages and leases receivables, net (Note 3, and Exhibit G)	695	35
Other receivables and prepaid expenses (Note 4 and Exhibit G)	86,067	93,517
Inventories (Note 5)	43,373	201
Investments (Exhibits C, D and G)	1,233,130	1,213,344
Fixed assets (Exhibit A)	286,060	291,869

Total Non-Current Assets	1,649,325	1,598,966

Total Assets	1,758,782	1,686,944

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	6,577	5,297
Mortgages payable (Note 6 and Exhibit G)	18,043	25,462
Customer advances (Exhibit G)	15,806	2,472
Short term-debt (Note 7 and Exhibit G)	29,071	29,871
Salaries and social security payable	866	1,214
Taxes payable (Exhibit G)	9,187	6,255
Other liabilities (Note 8 and Exhibit G)	28,608	22,795

Total Current Liabilities	108,158	93,366

NON-CURRENT LIABILITIES
Mortgages payables (Note 6 and Exhibit G)	18,519	27,627
Customer advances	164	657
Long term-debt (Note 7 and Exhibit G)	289,914	311,273
Taxes payable	672	736
Other liabilities (Note 8 and Exhibit G)	587	1,056

Total Non-Current Liabilities	309,856	341,349

Total Liabilities	418,014	434,715

SHAREHOLDERS´ EQUITY (according to the corresponding statement)	1,340,768	1,252,229

Total Liabilities and Shareholders´ Equity	1,758,782	1,686,944

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

In thousand of pesos (Note 1)

	March 31, 2006	March 31, 2005
Revenues	26,885	14,136
Costs (Exhibit F)	(13,429)	(7,189)

Gross profit	13,456	6,947
Gain from valuation of inventories at fair market value (Note 1.5.h.)	4,914	—
Selling expenses (Exhibit H)	(1,479)	(1,039)
Administrative expenses (Exhibit H)	(13,623)	(10,702)

Subtotal	(10,188)	(11,741)
Gain from operations and holding of real estate assets	—	—

Operating income	3,268	(4,794)
Financial results generated by assets:
Interest income	7,755	7,196
Exchange gain	11,419	(1,425)
Financial gain	7,571	5,119
Interest on discount by assets	(139)	(117)

Subtotal	26,606	10,773
Financial results generated by liabilities:
Exchange loss	(26,263)	5,719
Interest on discount by liabilities	(1)	(8)
Financial expenses (Exhibit H)	(24,977)	(24,451)

Subtotal	(51,241)	(18,740)

Total financial results, net	(24,635)	(7,967)
Equity gain from related companies (Note 10.c.)	69,982	98,174
Other income and expenses, net (Note 9)	(4,900)	(4,932)

Net income before tax	43,715	80,481
Asset tax (Note 1.5.n.)	(2,810)	(2,276)

Net income for the period	40,905	78,205

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings	(Accumulated deficit) retained earnings	Total as of March 31, 2006	Total as of March 31, 2005
	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve
Balances as of beginning of year	357,267	274,387	676,171	1,307,825	19,447	(75,043)	1,252,229	959,854
Capital increase	27,035	—	20,599	47,634	—	—	47,634	156,478
Acummulated losses absortion of approved by shareholders meeting held 11/29/05	—	—	(75,043)	(75,043)	—	75,043	—	—
Net income for the period	—	—	—	—	—	40,905	40,905	78,205

Balances as of March 31, 2006	384,302	274,387	621,727	1,280,416	19,447	40,905	1,340,768

Balances as of March 31, 2005	338,373	274,387	662,413	1,275,173	19,447	(100,083)		1,194,537

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

In thousand of pesos (Note 1)

	March 31, 2006	March 31, 2005
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	41,006	9,864
Cash and cash equivalents as of the end of period	31,826	66,594

Net (decrease) increase in cash and cash equivalents	(9,180)	56,730

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	40,905	78,205
Plus asset tax accrued for the period	2,810	2,276
Adjustments to reconcile net income to cash flows from operating activities:
Equity gain from related companies	(69,982)	(98,174)
Gain from valuation of inventories at fair market value	(4,914)	—
Allowances and reserves	3,742	4,089
Amortization and depreciation	5,123	4,230
Sundry provisions and allowances	4,665	3,570
Results from the sale of shares of Banco Hipotecario S.A.	(1,858)	—
Financial results	5,854	(16,221)
Changes in operating assets and operating liabilities:
Decrease in current investments	16,001	9,077
(Increase) Decrease in receivables from sales and leases	(1,514)	2,103
Decrease in other receivables	769	5,189
Decrease (Increase) in inventory	3,328	(4,860)
Decrease in taxes payable, salaries and social security payable and customer advances	(1,815)	(4,874)
(Decrease) Increase in trade accounts payable	(327)	275
Increase in accrued interest	4,843	7,839
Increase (Decrease) in other liabilities	1,646	(8,158)

Net cash provided by (used in) operating activities	9,276	(15,434)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease from equity interest in subsidiary companies	709	491
Increase interest in subsidiary companies	(279)	(1,382)
Purchase of shares Canteras Natal Crespo S.A.	(4,249)	—
Purchase of shares of Alto Palermo S.A.	(4,149)	(21,755)
Sale of shares of Alto Palermo S.A.	—	5,029
Purchase of Alto Palermo S. A. Convertible Note	—	(29,715)
Sale of negociable obligations of Alto Palermo S.A.	—	9,876
Loan granted to related parties	(3,325)	4,980
Purchase and improvements of undeveloped parcels of lands	(155)	(338)
Purchase and improvements of fixed assets	(2,048)	(413)
Dividends collected	17,794	12,372
Cash from merger	20	—

Net cash provided by (used in) investing activities	4,318	(20,855)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in loans	42	12,047
Repayment of debt	(23,286)	(4,407)
Settlement in mortgages payable	(22,280)	—
Guarantee for defaulted of credits	—	(5,822)
Proceeds from settlement of swap	1,190	—
Loans granted by controlled subsidiary	—	4,412
Issuance of common stock (exercise of options)	21,560	86,789

Net cash (used in) provided by financing activities	(22,774)	93,019

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,180)	56,730

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

In thousand of pesos (Note 1)

	March 31, 2006	March 31, 2005
Supplemental cash flow information
Interest paid	18,352	15,179
Non-cash activities:
Increase in inventories through a decrease in fixed assets	—	123
Increase in fixed assets through a decrease in inventories	1,422	2,665
Increase in undeveloped parcels of lands through a decrease in fixed assets	1,626	—
Increase in inventories through a decrease in undeveloped parcels of land	10,675	—
Conversion of IRSA negotiable obligations into common shares	26,074	69,207
Conversion of APSA convertible notes	—	3,676
Increase in shareholders equity through an increase in other receivables	—	482
Increase in others receivables through a increase in other liabilities	—	4,069
Increase in non – current investment through a decrease in other receivables	118	—
Decrease in non – current investment through an increase in other receivables	22,173	—
Decrease in non – current investment through a decrease in other liabilities	6,250	—

	March 31, 2006	March 31, 2005
Acquisition of subsidiary companies (by merger)
Cash and banks	20	—
Others receivables	1,503	—
Inventories	57,223	—
Investments	37,718	—
Trade accounts payable	(3)	—
Customers advances	(6,377)	—
Taxes payable	(12,221)	—
Other liabilities (includes Ps. 24,809 payable to IRSA Inversiones y Representaciones Sociedad Anónima)	(30,078)	—

Net value of the acquired assets	47,785	—

Equity value before the acquisition (includes the higher value of incorporated inventories of Ps.99)	(47,785)	—
Cash and banks acquired	20	—

	20	—

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March, 2006 and 2005

Amounts expressed in thousand

NOTE 1: ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Preparation and presentation of financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Unaudited Financial statements corresponding to the nine-month periods ended March 31, 2006 and 2005 have not been audited. The Company’s management considers they include all necessary adjustments to reasonably show the results of each period.

Results for the nine-month periods ended March 31, 2006 and 2005 do not necessarily reflect the proportion of the Company’s results for the fiscal years.

Unification of professional accounting standars

The National Securities Commission has issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards, has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of March 31, 2006 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 186,239 with an impact in retained earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 1: (Continued)

The Company is evaluating the potential impact that the new accounting standards would have in its subsidiary Banco Hipotecario S.A.

1.2. Use of estimates

The preparation of unaudited financial statements requires management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited financial statements, and the reported amounts of revenues and expenses for the period. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3. Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the unaudited financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the unaudited financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the unaudited financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4. Comparative information

Balance sheet items at June 30, 2005 shown in these unaudited financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

The balances at March 31, 2006 of the Statements of Income, Changes in Shareholders’ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE1: (Continued)

Certain amounts of the financial statements for the year ended June 30, 2005 have been reclassified for the purpose of comparison with the figures of the current period.

1.5. Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realization value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period.

Sundry receivables and payables (asset tax, value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 1: (Continued)

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require those balances to be discounted. However, the effect resulting from this difference has not had a material impact on the unaudited financial statements.

Liabilities in kind:

The Company records a liability in kind corresponding to an obligation to deliver units to be built in relation to the “San Martín de Tours” property. This liability was valued at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor, and is shown as a current liability under “Mortgages payable”.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated net realizable value, whichever is lower. The Company maintains allowances for impairment of certain inventories for those ones which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the period ended March 31, 2006 and the fiscal year June 30, 2005 interest costs of the property called “San Martín de Tours” were capitalized for Ps. 222 and Ps. 418, respectively.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 1: (Continued)

1.5.	(Continued)

h.	(Continued)

Profits arising from such valuation are shown in the “Gain from valuation of inventories at fair market value” caption of the Statement of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period.

Credits in kind:

The units relating to the buildings called “Edificios Cruceros” and “Dique III” have been valued according to the accounting measuring standards corresponding to inventories receivable and there have been disclosed under “Inventories”.

i.	Non -current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

•	Investments in subsidiaries and related companies:

Non-current investments in subsidiaries and related companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at March 31, 2006 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 1: (Continued)

1.5.	(Continued)

i.	(Continued)

acquired, and goodwill related to the subsidiary Alto Palermo S.A. and the related company, Banco Hipotecario S.A.

The Company has an important investment in Banco Hipotecario S.A.This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A., and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 1: (Continued)

1.5.	(Continued)

j.	Fixed assets

Fixed assets comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period. The Company capitalizes accrued interest costs on indebtedness associated with long-term construction projects. However, as of March 31, 2006 and the fiscal year ended June 30, 2005 no interest costs were capitalized, as the Company considered that there are no work in progress.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of income.

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Such costs are being amortized on a straight-line basis since its implementation .

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 1: (Continued)

1.5.	(Continued)

j.	(Continued)

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Machinery, equipment and computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred financing cost

Expenses incurred in connection with the issuance of negotiable obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 1: (Continued)

1.5.	(Continued)

m.	(Continued)

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carry forwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset tax

The Company calculates asset tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if asset tax exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At March 31, 2006, the Company has estimated the asset tax, recognizing under “Other receivables” (non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly assess its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 1: (Continued)

1.5	(Continued)

o.	(Continued)

In such cases, for rental properties, the Company first makes a comparison between the asset carrying amount and its undiscounted value in use. If, as a result of that comparison, the carrying amount of an asset exceeds its value in use, in order to measure the loss impairment, a second comparison is made with the higher of discounted value in use and market value (recoverable value). Value in use is determined based on estimated future cash flows. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company will record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the nine-month period ended March 31, 2006 and fiscal year ended June 30, 2005 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

p.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 1: (Continued)

1.5.	(Continued)

p.	(Continued)

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the period

The results for the period are shown as follows:

Amounts included in Income Statement are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 231 and Ps. 211 for the nine-months periods ended March 31, 2006 and 2005, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 16 for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 1: (Continued)

1.5.	(Continued)

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x.	Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 2: CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2006	June 30, 2005
Cash in local currency	26	31
Cash in foreign currency	57	229
Banks in local currency	115	64
Banks in foreign currency	619	500
Special current accounts	1	1
Foreign accounts	5,109	37,823
Checks to be deposited	260	134

	6,187	38,782

NOTE 3: MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- current
Mortgages and leases receivables	1,193	695	1,033	35
Debtors under legal proceedings and past due debts	1,918	—	1,708	—
Related parties (Note 10.a.)	1,819	—	1,355	—
Less:
Allowance for doubtful accounts (Exhibit E)	(564)	—	(575)	—

	4,366	695	3,521	35

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 4: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- current
Asset tax credits (Note 1.5.n.)	—	26,128	—	22,669
Value added tax	3,585	3,648	3,031	4,219
Related parties (Note 10.a.)	193	3,350	172	42
Prepaid expenses	577	—	440	—
Guarantee of defaulted credits (1)	2,434	15,868	—	17,128
Trust accounts receivable	—	361	—	361
Present value	—	(1,091)	—	(952)
Deferred income tax (Note 14)	—	37,795	—	49,931
Tax on personal assets to be recovered	5,793	—	5,326	—
Allowance for tax on personal asset (Exhibit E)	(5,793)	—	(5,326)	—
Other	441	8	399	119

	7,230	86,067	4,042	93,517

(1)	See Note 15 to the unaudited financial statements and Note 16 to the unaudited consolidated financial statements.

NOTE 5: INVENTORIES

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- current
Edificios Cruceros	8,648	—	8,141	—
San Martin de Tours	14,075	—	11,743	—
Dock 13	1,605	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti D (1)	65	—	65	—
Terrenos de Caballito	—	10,675	—
Torres Jardin (1)	468	—	468	—
V. Celina	43	—	43	—
Abril / Baldovinos (1)	46	61	79	201
Dique III	25,559	9,776	—	—
Credit from Barter transaction of “Dique III” (2)	—	22,861	—	—

	50,522	43,373	22,157	201

(1)	The values recorded are disclosed net of the effect of the allowance for impairment, as detailed in Exhibit E of Ps. 1,021 (Abril / Baldovinos Ps. 407, Stores Ps. 603, Mineti D Ps. 7 and Torres Jardin III Ps. 4).
(2)	Secured by first degree mortgage in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 6: MORTGAGE PAYABLES

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- current
Mortgage payable - San Martin de Tours (Note 12)	3,563	—	2,935	—
Mortgage payable - Bouchard 710 (Note 12) (1)	14,480	18,519	22,527	27,627

	18,043	18,519	25,462	27,627

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 422. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, mensual and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of March 31, 2006 the company has cancelled eight principal installments for an amount of US$ 2,918, being the balance of principal US$ 10,707.

NOTE 7: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Bank loans (1)	8,860	44,749	6,641	48,557
Bank loans- Accrued interest (1)	443	7,266	353	5,987
Negotiable Obligations – 2009 principal amount (2)	14,401	72,727	10,792	78,917
Negotiable Obligations - 2009 accrued interest (2)	720	11,849	572	9,753
Convertible Negotiable Obligations - 2007 (3)	4,647	153,323	1,726	168,059
Other financial loans (4)	—	—	9,787	—

	29,071	289,914	29,871	311,273

(1)	Corresponds to an unsecured loan for a total amount of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled five first installments amounting to US$ 2.9 million. Therefore, at March 31, 2006 the balance of principal amounts to US$ 17.4 million which matches the US$ 20.1 million discounted considering a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 7: (Continued)

(2)	Corresponds to Negotiable Obligations secured by the assets described in Note 12.b. for US$ 37.4 million, which mature on 20 November 2009 with partial periodic amortization, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At this date, the Company has settled five first installments amounting to US$ 4.7 million. Consequently, at March 31, 2006 the Company recorded a total balance of US$ 28.3 million, which corresponds to US$ 32.7 million discounted at a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(3)	According to Note 13, these relate to convertible negotiable obligations (CNB) issued for a total amount of US$ 100 million, which at period end amounted to US$ 49.9 million, net of issue expenses amounting to Ps. 0.44 million. Part of convertible negotiable obligations are held by shareholders and related parties. (See Note 10).

(4)	Corresponds to bank overdrafts mainly with Bank Boston.

NOTE 8: OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2006		June 30, 2005
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	22,062	—	19,281	5
Guarantee deposits	1,225	582	656	1,047
Provision for lawsuits (Exhibit E)	268	—	290	—
Directors´ fees provision (Note 10.a.)	4,665	—	5,361	—
Directors´ fees advances (Note 10.a.)	(250)	—	(3,327)	—
Directors’ guarantee deposits (Note 10.a.)	—	8	—	8
Administration and reserve funds	131	—	118	—
Trust account payables	92	—	92	—
Present value	—	(3)	—	(4)
Other	415	—	324	—

	28,608	587	22,795	1,056

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 9: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2006	March 31, 2005
Other income:
Results from sale of fixed assets	—	6
Other	460	65

	460	71

Other expenses:
Unrecoverable VAT	(807)	(233)
Donations	(256)	(137)
Debit and credit tax	(547)	(465)
Lawsuits	(12)	(20)
Tax on shareholders personal assets	(3,721)	(4,057)
Other	(17)	(91)

	(5,360)	(5,003)

Total other income and expenses, net	(4,900)	(4,932)

NOTE 10: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	The balances as of March 31, 2006 and June 30, 2005, with subsidiaries, shareholders, affiliated and related companies are as follows:

	March 31, 2006	June 30, 2005
Abril S.A. (1)
Current mortgages and leases receivables	2	—

Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivables	163	470
Other current receivables and prepaid expenses	9	79
Current investments	1,983	4,117
Non-current investments	97,817	91,628
Current accounts payable	906	154
Other current liabilities	20	20

Altocity.Com S.A. (3)
Current mortgages and leases receivables	23	10
Current accounts payable	7	11

Baldovinos S.A. (1)
Current mortgages and leases receivables	90	8
Current accounts payable	64	472

Banco Hipotecario S.A. (3)
Current investments	576	681

Banco de Crédito y Securituización S.A. (3)
Current mortgages and leases receivables	15	—

Buenos Aires Trade and Finance Center S.A. (5)
Other current liabilities	—	6,239

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 10: (Continued)

	March 31, 2006	June 30, 2005
Consultores Assets Management S.A. (4)
Current mortgages and leases receivables	55	25

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivables	173	51
Current accounts payable	293	7
Short-term debt -Convertible Negotiable Obligations	2,604	1,078
Long -term debt -Convertible Negotiable Obligations	86,167	105,488

ECIPSA Holding S.A. (4)
Current mortgages and leases receivables	8	—

Canteras Natal Crespo S.A. (1)
Other current liabilities	52	—

Dolphin Fund PLC (4)
Current investment	9,271	8,776

Fibesa (1)
Other current liabilities	4	—

Hoteles Argentinos S.A. (1)
Other current liabilities	2,927	—

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	1,248	697
Other current receivables and prepaid expenses	—	49
Current accounts payable	219	9

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivables	4	1
Other current receivables and prepaid expenses	71	—
Current accounts payable	3,325	—
Others current liabilities	5	—
Others non-current liabilities	—	5

Nuevas Fronteras S.A. (1)
Current accounts payable	1	2

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	57	44
Managers, Directors and other Staff of the Company – Non-current	25	42

Red Alternativa S.A. (3)
Current mortgages and leases receivables	—	9

Ritelco S.A. (1)
Other current liabilities	19,110	13,022

Tarshop S.A. (1)
Current mortgages and leases receivables	26	84

Estudio Zang, Bergel & Viñes (4)
Current accounts payable	—	71

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 10: (Continued)

Directors (4)
Current mortages and leases receivables	5	—
Other current liabilities	4,415	2,034
Other non-current liabilities	8	8

Emprendimiento Recoleta S.A. (1)
Current mortages and leases receivables	1	—

Shopping Alto Palermo S.A. (1)
Current mortages and leases receivables	1	—

Puerto Retiro S.A. (1)
Current mortages and leases receivables	5	—

(1)	Subsidiary (direct or indirect).
(2)	Shareholder.
(3)	Affiliated (direct or indirect).
(4)	Related party
(5)	Merged with effect after December 1st, 2005. (See Note 19)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 10: (Continued)

b. Results on subsidiary, shareholder, affiliated and related companies during the nine-month periods ended March 31, 2006 and 2005 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases Lost	Interest Earned	Fees	Donations	Interest Lost
Related parties
Alto Palermo S.A. (APSA)	2006	—	—	—	—	—	11,794	—	—	—
	2005	836	—	—	263	—	6,506	—	—	—
Altocity.Com S.A.	2006	2	—	—	—	—	—	—	—	—
	2005	24	19	—	—	—	—	—	—	—
Alternativa Gratis S.A.	2006	—	—	—	—	—	—	—	—	—
	2005	29	—	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A.	2006	—	—	—	—	—	—	—	—	6,239
	2005	140	—	—	35	—	—	—	—	7,994
Red Alternativa S.A.	2006	—	—		—	—	—	—	—	—
	2005	21	127	—	—	—	—	—	—	—
Tarshop S.A.	2006	—	200	—	—	—	17	—	—	—
	2005	60	52	—	—	—	—	—	—	—
Dolphin Fund PLC	2006	—	—	(67)	—	—	—	—	—	—
	2005	—	—	3,487	—	—	—	—	—	—
Abril S.A.	2006	13	—	—	—	—	—	—	—	—
	2005	13	—	—	—	—	—	—	—	—
Llao Llao Resorts S.A.	2006	—	47	—	72	—	71	—	—	—
	2005	—	47	—	—	—	—	—	—	—
Inversora Bolívar S.A.	2006	1,635	—	—	—	159	—	—	—	—
	2005	745	126	—	—	237	—	—	—	—
Shopping Alto Palermo S.A.	2006	—	—	—	—	—	—	—	—	—
	2005	—	—	—	—	—	111	—	—	3
Banco Hipotecario S.A.	2006	—	—	(22)	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—	—	—
Buenos Aires Trade and Finance Center S.A.	2006	—	—	—	—	—	372	—	—	28
	2005	—	—	—	—	—	—	—	—	—
Ritelco S.A.	2006	—	—	—	—	—	—	—	—	511
	2005	—	—	—	—	—	—	—	—	18
Advances to employees	2006	—	—	—	—	—	6	—	—	—
	2005	—	—	—	—	—	4	—	—	—
Fundación IRSA	2006	—	—	—	—	—	—	—	20	—
	2005	—	—	—	—	—	—	—	30	—
Estudio Zang, Bergel & Viñes	2006	—	—	—	—	—	—	523	—	—
	2005	—	—	—	—	—	—	380	—	—

Total 2006		1,650	247	(89)	72	159	12,260	523	20	6,778

Total 2005		1,868	371	3,487	298	237	6,621	380	30	8,015

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 10: (Continued)

b.	The composition of equity gain from related companies is as follows:

	March 31, 2006	March 31, 2005
Gain on equity investments	67,535	98,086
Amortization of goodwill and lower/higher values	2,447	1,962
Tax on dividends from APSA	—	(1,874)

	69,982	98,174

NOTE 11: COMMON STOCK

a.	Common stock

As of March 31, 2006, IRSA’s common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	77	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	23	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	6	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1,224	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	999	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	968	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1,193	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	512	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	20	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	275	Board of Directors´ Meeting (1)	06.30.2004	Pending
Shares issued for cash	9,175	Board of Directors´ Meeting (1)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (1)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	229	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	688	Board of Directors´ Meeting (1)	12.31.2004	Pending

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 11: (Continued)

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	45	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	46	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	363	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	249	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	18	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	18	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	2,294	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	139	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	9,496	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	11	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	917	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	128	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	38	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	2,340	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	9,174	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	16,457	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	37	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	749	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	53	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	8,927	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	6	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	22	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	9,886	Board of Directors´ Meeting (2)	06.30.2005	Pending
Shares issued for cash	820	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	2	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	1,284	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	95	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	354	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	183	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	8,443	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	Pending
Shares issued for cash	9,174	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	550	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	550	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	1,940	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	795	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	2,491	Board of Directors´ Meeting (2)	03.31.2006	Pending

	384,302

(1)	Conversion of negotiable obligations mentioned in Note 13.
(2)	Exercise of options mentioned in Note 13.

b.	Treasury stock

The Company repurchases outstanding common shares when it considers that their price is undervalued on the market. However, during the period ended March 31, 2006 and the fiscal year ended June 30, 2005 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 12: RESTRICTED ASSETS

a.	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant, pending in court No. 55.

b.	The Company has mortgaged the following real estate: 13 functional units at Libertador 498, 71 supplementary units at Laminar Plaza and 19 supplementary units at Dique IV, in connection with the secured negotiable obligations referred to in Note 7.2.

c.	The Company has a first grade mortgage on the property identified as “San Martín de Tours” amounting to US$ 750, as performance guarantee for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A. (See valuation criteria in Note 1.5.f.)

d.	The Company has a first mortgage on the property identified as “Bouchard 710” amounting to US$ 13,625, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008.

NOTE 13: NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Common Shares of the company (“CNO”) for up to a face value of US$ 100,000 (one hundred million dollars), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per year, payable semi-annually in arrears.

b)	Approving a subscription option for the CNO holders to subscribe common shares of the company at 1 (one) share per Ps.1 (one peso) of CNO face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending Article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article nine (9) of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14,316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000 of securities consisting of negotiable obligations convertible into common shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 common shares (warrants).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 13: (Continued)

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options will fall due on November 14, 2007.

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company´s financial debt at the time of such subscription. Consequently, Note 7 to the unaudited financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

As of March 31, 2006, certain holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 50.1 million, giving rise to the issuance of 91,943,894 common shares of Ps. 1 par value each as disclosed in Note 11.

Furthermore, as of March 31, 2006, 43,795,461 options to subscribe Company shares amounting to US$ 52.6 million had been exercised, which gave rise to the issuance of 80,358,611 common shares of Ps. 1 par value each, as mentioned in Note 11.

The total outstanding balance of Convertible Negotiable Obligations as of March 31, 2006 is US$ 49,891.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 14: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Balances incorporated by merger	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Investments	(8,170)	—	(107)	(8,277)
Mortgages and leases receivables, net	(174)	—	(7)	(181)
Other receivables and prepaid expenses	326	(6,742)	35	(6,381)
Inventories	2,525	(6,947)	(392)	(4,814)
Fixed assets	(3,108)	—	(814)	(3,922)
Tax loss carry forwards	94,573	1,553	7,649	103,775
Short and long terms debts	3,606	—	(2,784)	822
Mortgage payables	269	—	169	438
Other liabilities	2,267	—	(605)	1,662
Allowances and reserves	101	—	(7)	94
Allowances for deferred assets	(42,284)	—	(3,137)	(45,241)

Total non-current	49,931	(12,136)	—	37,795

Total net deferred assets	49,931	(12,136)	—	37,795

Net assets at the end of the period derived from the information included in the above table amount to Ps. 37,795.

Deferred tax assets have been impaired in the portion estimated not to be recoverable based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the nine-month periods ended March 31, 2006 and 2005, respectively:

Items	03.31.06 Ps.	03.31.05 Ps.
Net income for the period (before income tax)	43,715	80,481
Current income tax rate	35%	35%
Net income for the period at the tax rate	15,300	28,168
Permanent differences at the tax rate:
-Restatement into constant currency	2,755	(15,198)
-Donations	51	48
-Equity gain from related companies	(24,494)	(16,551)
-Holding result on Participation Certificates (Trust).	(227)	(572)
-Tax on personal assets	923	1,420
- Sundry permanent differences	(222)	(5)
-Allowance on deferred assets	5,914	2,690

Total income tax charge for the period	—	—

Difference	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 14: (Continued)

Unexpired income tax loss carry forwards pending use at the end of the period amount to Ps. 296,501 according to the following detail:

Generated in	Amount Ps.	Year of expiration
2001	549	2006
2002	206,062	2007
2003	259	2008
2004	32,347	2009
2005	28,840	2010
2006	28,444	2011
Total tax loss carry forward	296,501

NOTE 15: “CREDIT DEFAULT SWAP” CONTRACT WITH CREDIT SUISSE FIRST BOSTON

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse International (“CSI”, formerly Credit Suisse First Boston) by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the City of Buenos Aires. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company transferred as guaranty the amount of US$ 4.0 million. If the debtor of such loan does not pay interest to CSI, the Company should pay quarterly interest at a LIBO rate added 450 basic points on a principal amount of US$ 6.0 million. Under such contract, on September 30, 2005, December 31, 2005 and March 31,2006 due to non-compliance by the debtor of the credit, the Company made a payment to CSI of US$ 126 , US$ 129 and US$ 135, respectively.

NOTE 16: SWAP OF INTEREST RATES WITH DEUTSCHE BANK AG

The Company agreed with the Deutsche Bank AG on June 16, 2005 two LIBO rate swap arrangements aiming at covering the risk of increased interest rates that the Company must pay on the unsecured loan and the non-convertible secured negotiable obligations (both to be due in November 2009, which at June 30, 2005 had a capital balance of US$ 21,850 and US$ 35,511 respectively, and which accrue a variable interest rate equivalent to the three month LIBO rate added 200 basic points).

By means of both contracts, the Company was compromised to pay every three months to the Deutsche Bank AG cash flows calculated on the basis of a fixed rate of 4.27% on the balances of each debt. In turn, the Company received quarterly payments calculated on the basis of the three-month LIBO rate on balances established at the beginning of each quarter.

The purpose of such swap arrangements was to fully cover the risk of interest rates of the above-mentioned debts. The amortization scheme, the dates for payment of interest and principal, the dates for determining interest rates, the referential index for calculating interests and the calculation basis for the interest agreed in both swap contracts totally coincided with the issuance conditions of each one of the mentioned liabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 16: (Continued)

On October 24, 2005 the Company fully cancelled in advance both swap arrangements. Due to the increase shown by the temporary structure of the interest rates, a gain of US$ 402 was obtained for such cancellations.

NOTE 17: SHARE ACQUISITION IN CANTERAS NATAL CRESPO S.A.

During the nine-month period ended March 31, 2006 the Company acquired to Ecipsa Holding S.A. (ECIPSA), 43.18% of the shares of Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$ 1,481.

Additionally, in accordance with the contracts signed by the Company, it has the obligation to buy and ECIPSA has the obligation to sell 50% of the additional shares of Canteras Natal Crespo S.A. that ECIPSA will acquire in the future to the remaining shareholders. The agreed price was US$ 11.35 per share. In case that ECIPSA acquires the remaining holding of 13.64%, the Company will have to pay US$ 232 for an additional holding of 6.82%

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba. The main activity of Canteras Natal Crespo S.A. is the development of own or third parties’ plots, countries, sale or rent of plots of land, sale of arids, real estate and house-building.

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On August 9, 2005, the Company sold 2,305,122 shares of Banco Hipotecario S.A to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in a total amount of US$ 10,540 (equivalent to a market value of US$ 4.57 per share) representing Ps. 30,281. For the sale of these shares the Company recognized a gain of Ps. 1,845 included in Financial gain in the Income Statement.

As explained in Note 19, as of December 31, 2005 the Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of period-end, the total shareholding in Banco Hipotecario is 10,141,015.

NOTE 19: MERGER PROCEDURES TO TAKE-OVER BUENOS AIRES TRADE AND FINANCE CENTER S.A.

The Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. The previous merger agreement was subscribed on September 21, 2005 and became effective on October 1, 2005. Consequently, as from October 1, 2005 rights and obligations were unified, and as from December 1, 2005 both companies’ accountings were merged.

The control authorities have still to approve the merger procedure.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

NOTE 20: DIQUE III : BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade & Finance Center S.A. (at that time 100% subsidiary of the Company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA has an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA agreed to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building. These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of the period as of December 31, 2004.

On November 25, 2004 the deed of conveyance of title of the lot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter lot 1e) by such company as explained in the first paragraph above. As a guaranty for this transaction, DYPSA set up a first degree mortgage for US$ 8,030 on lot 1c).

The option to exchange lot 1e) is subject to the construction of the 13th floor of the building to be constructed on lot 1c).

On May 18, 2005 Buenos Aires Trade & Finance Center S.A. approved the offer of DYPSA, Desarrollos y Proyectos Sociedad Anónima, made during such period and signed the preliminary sales contract for the plot of parcel 1d), owned by said company. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, scheduled originally for November 17, 2005.

After several postponements, on January 2006, DYPSA paid in advance to the Company the amount of US$ 1,000, remaining the price balance of US$ 5,350 to be paid in the new deed date and final transfer, wich was scheduled after several postponements to June 07, 2006.

NOTE 21: SUBSEQUENT EVENTS

Terrenos de Caballito – Barter contract

On May 4, 2006 Koad S.A. (Koad) and the Company entered into a barter agreement for U$S 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build at its exclusive charge, expense and responsibility a building group called “Caballito Nuevo”. As consideration Koad paid the Company the amount of U$S 50 and the balance of U$S 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

Furthermore, Koad encumbered with privilege mortgage in first degree in favor of the Company the building subject to this transaction in the amount of US $ 7,450 and two insurance for U$S 2,000 and US $ 500.

Exhibit A

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the nine-month period ended March 31, 2006

Compared with the year ended June 30, 2005

In thousand of pesos

Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value at period/year end	Accumulated at beginning of year	Depreciation				Allowances for impairment (2)	Net carrying Value as of March 31, 2006	Net carrying value as of June 30, 2005
						For the period/year			Accumulated at period/year end
						Increase, deductions And Transfers	Rate %	Amount (1)
Furniture and fixtures	1,548	103	—	1,651	1,521	—	20	26	1,547	—	104	27
Machinery, equipment and computer equipment	4,656	1,699	—	6,355	4,446	(113)	33.33	225	4,558	—	1,797	210
Leasehold improvements	6,536	78	—	6,614	5,284	—	10	574	5,858	—	756	1,252
Vehicles	130	—	—	130	28	—	20	20	48	—	82	102
Real Estate:
Alsina 934	1,776	—	(1,776)	—	347	(354)	2	7	—	—	—	1,429
Av. de Mayo 595	7,339	—	—	7,339	1,780	—	2	99	1,879	(966)	4,494	4,574
Av. Madero 942	3,277	—	—	3,277	575	—	2	36	611	(297)	2,369	2,401
Bouchard 710	72,459	1	—	72,460	237	—	2	1,077	1,314	—	71,146	72,222
Constitución 1111	1,338	—	—	1,338	248	—	2	16	264	(536)	538	545
Constitución 1159	8,762	—	—	8,762	—	—	2	—	—	(7,438)	1,324	1,324
Costeros Dique IV	23,337	—	—	23,337	1,488	—	2	285	1,773	—	21,564	21,849
Dique 2 M10 (1I) Edif. A	21,160	24	—	21,184	1,802	—	2	276	2,078	—	19,106	19,358
Laminar Plaza	33,513	—	—	33,513	2,936	—	2	403	3,339	—	30,174	30,577
Libertador 498	51,152	—	—	51,152	7,845	—	2	615	8,460	—	42,692	43,307
Libertador 602	3,486	—	—	3,486	501	—	2	42	543	—	2,943	2,985
Stores Abril	1	—	—	1	1	—	2	—	1	—	—	—
Madero 1020	2,188	—	—	2,188	340	—	2	27	367	(180)	1,641	1,665
Maipú 1300	52,632	—	—	52,632	8,051	—	2	639	8,690	—	43,942	44,581
Reconquista 823	24,714	—	—	24,714	4,613	—	2	297	4,910	(731)	19,073	19,355
Rivadavia 2768	334	—	—	334	6	—	2	6	12	(161)	161	164
Santa María del Plata	12,109	30	(1,626)	10,513	—	—	2	—	—	—	10,513	12,109
Sarmiento 517	485	—	—	485	14	—	2	9	23	(381)	81	84
Suipacha 652	17,010	—	—	17,010	3,977	—	2	216	4,193	(1,257)	11,560	11,749

Total as of March 31, 2006	349,942	1,935	(3,402)	348,475	46,040	(467)		4,895	50,468	(11,947)	286,060

Total as of June 30, 2005	260,548	94,749	(5,355)	349,942	41,463	(647)		5,224	46,040	(12,033)		291,869

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 86 (Exhibit H)

Exhibit C

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of March 31, 2006 and June 30, 2005

In thousand of pesos

Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value as of March 31, 2006	Book value as of June 30, 2005	Issuer’s information (1)					(1) Interest in capital stock
								Last financial statement
							Main activity	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders´ equity
Current Investment

Boden (2)	Ps./US$	0.001	2,275	0.0022	5	6
Cedro (2)	Ps.	0.001	—	—	—	5
Discounts AR (2)	Ps.	0.001	—	—	—	1,074
Mortgage Bonds (2)	Ps.	0.001	573,102	0.0010	576	681

Total current investments as of March 31, 2006					581

Total current investments as of June 30, 2005						1,766

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

Exhibit C

(Continued)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of March 31, 2006 and June 30, 2005

In thousand of pesos

							Issuer’s information
Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value at March 31, 2006	Book value at June 30, 2005	Main activity	Corporate domicile	Last financial statement				Interest in Capital Stock (1)
									Date	Capital stock (par value)	Income (loss) for the period	Shareholders equity
Non-current investments
Abril S.A.	Common 1 vote Irrevoc. Contrib Higher Inv. Value	5.000	1,332		(37,933)	(37,537)	Building, development and	Bolívar 108 floor 1, Buenos Aires	03.31.06	13,320	(5)(6,816)	(5) 44,270	50%
					26,374	26,374	administration of country club
					14,089	14,089
Pereiraola S.A.I.C.I.F.y A	Common 1 vote Irrevoc. Contrib. Higher Inv. Value	0.001	1,376,167		1,331	—	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	03.31.06	2,752	(89)	2,718	50%
					27	1,348
					7,553	7,553
Baldovinos S.A.	Common 1 vote Irrevoc. Contrib	0.001	5,173,034		4,800	(6,609)	Real estate and building	Bolívar 108 floor 1 , Buenos Aires	03.31.06	10,346	(241)	10,270	50%
					—	11,564
Palermo Invest S.A.	Common 1 vote Lower Value Purchase expenses	0.001	52,169,800		136,970	135,341	Investment	Bolívar 108 floor 1, Buenos Aires	03.31.06	78,251	2,445	205,446	66,67%
					(584)	(592)
					494	500
Hoteles Argentinos S.A.	Common 1 vote Irrevoc. Contrib. Higher Inv. Value Purchase expenses	0.001	7,909,272		16,277	13,044	Hotel operations	Av. Córdoba 680, Buenos Aires	03.31.06	9,887	185	5,657	80%
					3,531	3,531
					1,840	1,904
					44	45
Alto Palermo S.A. (2)	Common 1 vote Goodwill Higher Inv. value	0.001	48,091,939		488,605	479,003	Real estate investments	Moreno 877 floor 22, Buenos Aires	03.31.06	78,042	32,549	794,557	61,62%
					(48,847)	(47,989)
					24,904	24,904
Buenos Aires Trade and Finance Center S.A.	Common 1 vote Irrevoc..Contrib. Purchase expenses	0.001	125,000		—	22,065	Real estate investments	Bolívar 108 floor 1, Buenos Aires
					—	23,259
					—	100
Llao – Llao Resort S.A	Common 1 vote Irrevoc. Contrib. Purchase expenses	0.001	5,878,940		13,169	12,250	Hotel operations	Florida 537 floor 18, Buenos Aires	03.31.06	11,757	1,791	30,286	50%
					2,397	2,397
					203	211
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		4,527	4,448	Banking	Tte. Gral Perón 655, Buenos Aires	03.31.06	62,500	(4)(1,165)	(4)105,411	5.1%
Ritelco S.A.	Common 1 vote Irrevoc. Contrib.	0.001	66,970,394		160,261	136,076	Investments	Zabala 1422, Montevideo	03.31.06	66,970	24,449	187,866	100%
					27,340	27,340
Banco Hipotecario S.A. (3)	Common 1 vote Goodwill	0.001	10,141,015		146,801	120,902	Banking	Reconquista 151 floor 1, Buenos Aires	03.31.06	1,500,000	(4) 64,051	(4) 2,281,166	6,76%
					(2,431)	(2,807)
Canteras Natal Crespo S.A.	Common 1 vote Higher Inv. Value	0.001	129,333		548	—	Sale of arids	Caseros 85, Office 33 Córdoba	03.31.06	300	(25)	673	43,18%
					3,809	—

Total as of March 31, 2006					996,099

Total as of June 30, 2005						972,714

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.

(2)	Quotation price of APSA´s shares at March 31, 2006 is Ps. 6.8

Quotation price of APSA´s shares at June 30, 2005 is Ps. 6.4

(3)	Quotation price of Banco Hipotecario´s shares at March 31, 2006 is Ps. 11.85

Quotation price of Banco Hipotecario´s shares at June 30, 2005 is Ps. 14

(4)	The amounts pertain to the financial statements of Banco Hipotecario S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles.

(5)	The amounts pertain to the temporary financial staments of Abril S.A.

Exhibit D

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of March 31, 2006 and June 30, 2005

In thousand of pesos

Items	Value as of March 31, 2006	Value as of June 30, 2005
Current Investments
Mutual funds (1)	38,110	12,737
Convertible Note APSA 2006 – Accrued interest (2)	1,983	4,117
Other investments (2)	415	391
IRSA I FinancialTrust Exchangeable Certificates (2)	63	465

Total current investments as of March 31, 2006	40,571

Total current investments as of June 30, 2005		17,710

Non-current investments
Dique IV	6,645	6,490
Padilla 902 (3)	89	89
Pilar	3,408	3,408
Santa María del Plata	114,397	112,771
Caballito lands	9,223	19,898
Torres Jardín IV	3,030	3,030

Subtotal	136,792	145,686

IRSA I Trust Exchangeable Certificates	2,170	2,794
Convertible Note APSA 2006	97,817	91,628
Others investments	212	482

Subtotal	100,199	94,904

Art works	40	40

Total non-current investments as of March 31, 2006	237,031

Total non-current investments as of June 30, 2005		240,630

(1)	Includes Ps. 9,271 and Ps. 8,776 corresponding to “Dolphin Fund PLC” at March 31, 2006 and June 30, 2005, respectively, not considered cash equivalent for purposes of presenting the statement of cash flows and, Ps. 3,200 and Ps. 1,737 corresponding to the “NCH Development Partner Fund” at March 31, 2006 and June 30, 2005 not considered cash equivalent for purposes of presenting the statements of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment at March 31, 2006 and June 30, 2005 amounting to Ps. 272. See comments in Note 1.5.i.

Exhibit E

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the nine-month period ended March 31, 2006

Compared with the year ended June 30, 2005

In thousand of pesos

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of March 31, 2006	Carrying value as of June 30, 2005
Deducted from assets:
Allowance for doubtful accounts (1)	575	9	(20)	564	575
Allowance for Impairment of inventories	1,023	—	(2)	1,021	1,023
Allowance for Impairment of fixed assets (2)	12,033	—	(86)	11,947	12,033
Allowance for Impairment of undeveloped parcels of land	272	—	—	272	272
Allowance for tax on personal assets (3)	5,326	3,721	(3,254)	5,793	5,326
From liabilities:
Provision for lawsuits (3)	290	12	(34)	268	290

Total as of March 31, 2006	19,519	3,742	(3,396)	19,865

Total as of June 30, 2005	27,955	15,448	(23,884)		19,519

(1)	Increases are disclosed in Exhibit H and decreases correspond to allocations and condonations.
(2)	Decreases correspond to depreciation of the period amounting to Ps. 86 (disclosed in Exhibit H)
(3)	Increases are disclosed in Note 9 and the decreases correspond to condonations.

Exhibit F

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the nine-month periods ended March 31, 2006 and 2005

In thousand of pesos

	March 31, 2006	March 31, 2005
I. Cost of sales
Stock as of beginning of year	22,358	5,663
Plus (less):
Purchases for the period	2,109	6,108
Expenses (Exhibit H)	517	372
Transfers from investment	67,898	—
Transfers to fixed assets	—	(123)
Transfers from fixed assets	1,442	2,665
Less:
Stock as of end of the period	(93,895)	(13,064)

Subtotal	409	1,621
Capitalized interests	222	260
Plus
Cost of sales – Abril S.A.	709	493
Gain from valuation of inventories at net realizable value	5,543	—

Cost of sales	6,883	2,374
II. Cost of leases
Expenses (Exhibit H)	4,780	3,738

Cost of leases	4,780	3,738
III. Cost of services fees
Expenses (Exhibit H)	1,776	1,077

Cost of services fees	1,776	1,077

Total costs of sales, leases and services	13,429	7,189

Exhibit G

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of March 31, 2006 and June 30, 2005

In thousand of pesos

Items	Class	Amount	Prevailing exchange rate		Total as of March 31, 2006	Total as of June 30, 2005
Assets
Current Assets
Cash and banks:
Cash	US$	17,327	0.003042	(1)	53	228
Cash	EUR	625	0.003688	(1)	2	1
Cash	Pounds	375	0.005154	(1)	2	—
Banks	US$	61,539	0.003042	(1)	187	216
Banks	EUR	117,035	0.003688	(1)	432	284
Foreign accounts	US$	1,679,401	0.003042	(1)	5,109	37,823
Investments:
Boden 2013	US$	694	0.003042	(1)	2	2
Mutual Funds	US$	10,942,324	0.003042	(1)	33,287	12,737
Convertible Note APSA 2006	US$	643,461	0.003082	(1)	1,983	4,117
Banco Ciudad de Bs. As. Bond	EUR	110,000	0.003688	(1)	406	378
Banco Ciudad de Bs. As. Bond - Accrued interest	EUR	2,568	0.003688	(1)	9	13
Mortgages and leases receivables:
Mortgages receivables	US$	156,577	0.003042	(1)	476	21
Lease receivable	US$	—			—	563
Others receivable:
Credit default swap	U$S	800,000	0.003042	(1)	2,434	—

Total Current Assets					44,382	56,383

Non-Current Assets
Investments:
Convertible Note APSA 2006	US$	31,738,262	0.003082	(1)	97,817	91,628
Banco Ciudad de Bs. As. Bond	EUR	57,500	0.003688	(1)	212	482
Mortgages and leases receivables:
Mortgages receivables	US$	218,606	0.003042	(1)	665	—
Other receivables:
Credit default swap	US$	1,200,000	0.003042	(1)	3,650	5,694
Acquisition of future receivables	US$	4,016,308	0.003042	(1)	12,218	11,434

Total Non-current Assets					114,562	109,238

Total Assets as of March 31, 2006					158,944

Total Assets as of June 30, 2005						165,621

Liabilities
Current Liabilities
Accounts payable	US$	297,679	0.003082	(1)	917	1,128
Mortgages payables	US$	4,698,192	0.003082	(1)	14,480	22,527
Customer advances	US$	4,807,915	0.003082	(1)	14,818	1,626
Short – term debt	US$	9,432,850	0.003082	(1)	29,071	20,084
Taxes payable	US$	34,188	0.003082	(1)	105	85
Other liabilities
Related parties	US$	7,150,438	0.003082	(1)	22,037	19,261
Guarantee deposits	US$	319,688	0.003082	(1)	985	355

Total Current Liabilities					82,413	66,066

Non-current Liabilities
Mortgages payable	US$	6,008,620	0.003082	(1)	18,519	27,627
Long – term debt	US$	94,209,451	0.003082	(1)	290,354	312,027
Other liabilities:
Guarantee deposits	US$	186,260	0.003082	(1)	574	993

Total Non-current Liabilities					309,447	340,647

Total Liabilities as of March 31, 2006					391,860

Total Liabilities as of June 30, 2005						405,713

(1)	Official selling and buying exchange rate as of March 31, 2006 in accordance with Banco Nación records.

Exhibit H

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19.550, section 64, paragraph b)

For the six-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

In thousand of pesos

						Expenses
Items	Total as of March 31, 2006	Cost of leases	Cost of properties sold	Cost of services fees	Cost of hotel operations	Administration	Selling	Financing	Total as of March 31, 2005
Directors fees	4,665	—	—	—	—	4,665	—	—	3,570
Fees and compensations for services	1,837	—	—	—	—	1,837	—	—	1,301
Salaries, bonus and social security charges	4,415	—	—	—	—	4,415	—	—	3,811
Other expenses of personnel administration	149	—	—	—	—	149	—	—	106
Depreciation and amortization	5,123	3,964	—	—	—	845	—	314	4,230
Maintenance of buildings	1,420	816	517	—	—	87	—	—	1,337
Utilities and postage	7	—	—	—	—	7	—	—	11
Travel expenses	391	—	—	—	—	391	—	—	159
Advertising and promotion	231	—	—	—	—	7	224	—	211
Commissions and expenses from property sold	305	—	—	—	—	—	305	—	256
Traveling, transportation and stationery	108	—	—	—	—	108	—	—	60
Taxes, rates and assessments	2	—	—	—	—	2	—	—	2
Subscriptions and dues	156	—	—	—	—	156	—	—	170
Interest and indexing adjustments	24,303	—	—	—	—	—	—	24,303	23,406
Bank charges	345	—	—	—	—	—	—	345	208
Safety box and stock broking charges	441	—	—	—	—	426	—	15	304
Doubtful accounts	9	—	—	—	—	—	9	—	—
Insurance	165	—	—	—	—	165	—	—	169
Security	1	—	—	—	—	1	—	—	—
Courses	13	—	—	—	—	13	—	—	32
Trust Result	—	—	—	—	—	—	—	—	—
Rents	303	—	—	—	—	303	—	—	241
Gross sales tax	897	—	—	—	—	—	897	—	353
Other	1,856	—	—	1,766	—	46	44	—	1,442

Total as of March 31, 2006	47,142	4,780	517	1,766	—	13,623	1,479	24,977	—

Total as of March 31, 2005	—	3,738	372	1,077	—	10,702	1,039	24,451	41,379

Exhibit I

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of March 31, 2006 and June 30, 2005

In thousand of pesos

		With maturity date												Interest
			To due												Accrued
	Without term	Falling due	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term	Total	No accrued	Fixed rate	Variable rate
March 31, 2006
Assets
Investments	40,861	—	2,158	101	101	101	212	—	—	97,817	100,490	100,490	141,351	42,916	98,435	—
Receivables	37,636	463	7,481	1,498	1,216	938	7,486	743	19,106	21,791	60,259	60,722	98,358	87,271	5,003	6,084
Liabilities
Loans	—	—	10,462	4,652	4,652	9,305	190,541	46,523	52,850	—	318,985	318,985	318,985	1,604	289.474	27,907
Other liabilities	17,555	300	35,074	9,319	11,686	5,153	16,344	2,988	87	523	81,174	81,474	99,029	44,500	54,529	—

June 30, 2005
Assets
Investments	17,296	—	4,689	95	95	95	116,910	104	—	—	121,988	121,988	139,284	22,270	117,014	—
Receivables	56,734	140	2,972	1,509	1,150	797	2,829	1,461	11,439	22,084	44,241	44,381	101,115	101,115	—	—
Liabilities
Loans	—	—	16,797	4,358	4,358	4,358	26,147	202,922	52,295	29,909	341,144	341,144	341,144	1,898	168,058	171,188
Other liabilities	290	218	23,562	30,181	3,482	5,762	15,375	14,089	95	517	93,063	93,281	93,571	24,157	50,153	19,261

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2006

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

	Falling due (Point 3.a.)	Without term	To be due (Point 3.c.)
Concept	03.31.2006	Current	06.30.2006	09.30.2006	12.30.2006	03.31.2007
Receivables
Mortgages and leases receivables	—	—	3,771	198	252	145
Other receivables	463	—	3,710	1,300	964	793

Total	463	—	7,481	1,498	1,216	938

Liabilities
Customer advances	—	—	15,314	164	164	164
Taxes payable	—	—	5,029	21	2,957	1,180
Trade accounts payable	—	—	6,577	—	—	—
Mortgages payable	—	—	7,069	3,581	3,657	3,736
Other liabilities	300	17,555	941	5,098	4,641	73
Short and long term debt	—	—	10.462	4,652	4,652	9,305
Salaries and social security charges	—	—	144	455	267	—

Total	300	17,555	45,536	13,971	16,338	14,458

	Without term	To be due (Point 3.c.)
Concept	Non Current	03.31.2008	03.31.2009	03.31.2010	03.31.2011	03.31.2017	Total
Receivables
Mortgages and lease receivables	—	695	—	—	—	—	695
Other receivables	37,636	6,791	743	19,106	—	21,791	86,067

Total	37,636	7,486	743	19,106	—	21,791	86,762

Liabilities
Customer advances	—	164	—	—	—	—	164
Taxes payable	—	74	76	83	439	—	672
Mortgages payable	—	15,760	2,759	—	—	—	18,519
Other liabilities	—	346	153	4	84	—	587
Short and long term debts	—	190,541	46,523	52,850	—	—	289,914

Total	—	206,885	49,511	52,937	523	—	309,856

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2006

Stated in thousand of pesos

4-a. Breakdown of accounts receivable and liabilities by currency and maturity

	Current			Non-current
Items	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total	Total	Total in local currency	Total in foreign currency	Total
Receivables
Mortgages and leases receivables	3,890	476	4,366	585	110	695	5,061	4,475	586	5,061
Other receivables	4,796	2,434	7,230	70,199	15,868	86,067	93,297	74,995	18,302	93,297

Total	8,686	2,910	11,596	70,784	15,978	86,762	98,358	79,470	18,888	98,358

Liabilities
Customer advances	988	14,818	15,806	164	—	164	15,970	1,152	14,818	15,970
Taxes payable	9,082	105	9,187	672	—	672	9,859	9,754	105	9,859
Trade accounts payable	5,395	1,182	6,577	—	—	—	6,577	5,395	1,182	6,577
Mortgages payable	3,563	14,480	18,043	—	18,519	18,519	36,562	3,563	32,999	36,562
Other liabilities	5,579	23,029	28,608	13	574	587	29,195	5,592	23,603	29,195
Short and long term debt	—	29,071	29,071	440	289,474	289,914	318,985	440	318,545	318,985
Salaries and social security charges	866	—	866	—	—	—	866	866	—	866

Total	25,473	82,685	108,158	1,289	308,567	309,856	418,014	26,762	391,252	418,014

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2006

Stated in thousand of pesos

4-b. Breakdown of accounts receivables and liabilities by adjustment clause

	Current			Non-current
Items	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Total	Total without adjustment clause	Total with adjustment clause	Total
Receivables
Mortgages and leases receivables	4,366	—	4,366	695	—	695	5,061	5,061	—	5,061
Other receivables	7,230	—	7,230	86,067	—	86,067	93,297	93,297	—	93,297

Total	11,596	—	11,596	86,762	—	86,762	98,358	98,358	—	98,358

Liabilities
Customer advances	15,806	—	15,806	164	—	164	15,970	15,970	—	15,970
Taxes payable	9,187	—	9,187	672	—	672	9,859	9,859	—	9,859
Trade accounts payable	6,577	—	6,577	—	—	—	6,577	6,577	—	6,577
Mortgages payable	18,043	—	18,043	18,519	—	18,519	36,562	36,562	—	36,562
Other liabilities	28,608	—	28,608	587	—	587	29,195	29,195	—	29,195
Short and long term debt	29,071	—	29,071	289,914	—	289,914	318,985	318,985	—	318,985
Salaries and social security charges	866	—	866	—	—	—	866	866	—	866

Total	108,158	—	108,158	309,856	—	309,856	418,014	418,014	—	418,014

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2006

Stated in thousand of pesos

4-c. Breakdown of accounts receivable and liabilities by interest clause

	Current			Non-current
Items	Accruing interest		Not Accruing interest	Total current	Accruing interest		Not Accruing Interest	Total	Total	Total accruing interest	Total not-accruing interest	Total
	Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables
Mortgages and lease receivables	948	—	3,418	4,336	653	—	42	695	5,061	1,601	3,460	5,061
Other receivables	52	2,434	4,744	7,230	3,350	3,650	79,067	86,067	93,297	9,486	83,811	93,297

Total	1,000	2,434	8,162	11,596	4,003	3,650	79,109	86,762	98,358	11,087	87,271	98,358

Liabilities
Customer advances	—	—	15,806	15,806	—	—	164	164	15,970	—	15,970	15,970
Taxes payable	—	—	9,187	9,187	—	—	672	672	9,859	—	9,859	9,859
Trade accounts payable	—	—	6,577	6,577	—	—	—	—	6,577	—	6,577	6,577
Mortgages payables	14,480	—	3,563	18,043	18,519	—	—	18,519	36,562	32,999	3,563	36,562
Other liabilities	21,530	—	7,078	28,608	—	—	587	587	29,195	21,530	7,665	29,195
Short and long term debt	—	27,907	1,164	29,071	289,474	—	440	289,914	318,985	317,381	1,604	318,985
Salaries and social security charges	—	—	866	866	—	—	—	—	866	—	866	866

Total	36,010	27,907	44,241	108,158	307,993	—	1,863	309,856	418,014	371,910	46,104	418,014

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2006

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties

See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivables

March 31, 2006
Related parties:
Abril S.A.	2
Alto Palermo S.A. (APSA)	163
Altocity.Com S.A.	23
Baldovinos S.A.	90
Banco de Crédito y Securitización S.A.	15
Consultores Assets Management S.A.	55
Cresud S.A.C.I.F y A.	173
ECIPSA Holding S.A.	8
Emprendimiento Recoleta S.A.	1
Inversora Bolivar S.A.	1,248
Llao Llao Resorts S.A.	4
Puerto Retiro S.A.	5
Shopping Alto Palermo S.A.	1
Tarshop S.A.	26
Directors	5

Other current receivables

March 31, 2006
Related parties:
Alto Palermo S.A. (APSA)	9
Canteras Natal Crespo S.A.	52
Fibesa S.A.	4
Llao-Llao Resorts S.A.	71
Advances to Managers, Directors and Staff	57

Other non-current receivables

March 31, 2006
Related parties:
Llao-Llao Resorts S.A.	3,325
Advances to Managers, Directors and Staff	25

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2006

Stated in thousand of pesos

5. (Continued)

Current investments

March 31, 2006
Related parties:
Alto Palermo S.A. (APSA)	1,983
Banco Hipotecario S.A.	576
Dolphin Fund PLC	9,271

Non-Current investments

March 31, 2006
Related parties:
Alto Palermo S.A.	97,817

Current accounts payables

March 31, 2006
Related parties:
Alto Palermo S.A. (APSA)	906
Altocity.Com S.A.	7
Baldovinos S.A.	64
Cresud S.A.C.I.F. y A.	293
Inversora Bolívar S.A.	219
Nuevas Fronteras S.A.	1

Short – term debt

March 31, 2006
Related parties:
Cresud S.A.C.I.F.y A.	2,604

Long – term debt

March 31, 2006
Related parties:
Cresud S.A.C.I.F.y A.	86,167

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2006

Stated in thousand of pesos

5. (Continued)

Other current liabilities

March 31, 2006
Related parties:
Alto Palermo S.A. (APSA)	20
Hoteles Argentinos S.A.	2,927
Llao-Llao Resorts S.A.	5
Directors	4,415
Ritelco S.A.	19,110

Other non-current liabilities

March 31, 2006
Related parties:
Directors	8

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2006

Stated in thousand of pesos

13.	Insured Assets.

	Insured amounts	Accounting values	Risk covered
AV MAYO 595	3,042	4,494	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000	4,494	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,685	2,369	Fire, explosion with additional coverage and debris removal
BOUCHARD 710	82,895	71,146	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	389	538	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000	538	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	15,000	1,324	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	11,712	21,564	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	24,275	19,106	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	15,000	19,106	Third party liability with additional coverage and minor risks
DOCK 13	62	1,605	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000	1,605	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	13,841	30,174	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	64,308	42,692	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	15,000	42,692	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,685	2,943	Fire, explosion with additional coverage and debris removal
MADERO 1020	2,134	1,641	Fire, explosion with additional coverage and debris removal
MADERO 1020	15,000	1,641	Third party liability with additional coverage and minor risks
MAIPU 1300	36,839	43,942	Fire, explosion with additional coverage and debris removal
MAIPU 1300	15,000	43,942	Third party liability with additional coverage and minor risks
MINETTI D	112	65	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	26,313	19,073	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	15,000	19,073	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	393	161	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	15,000	161	Third party liability with additional coverage and minor risks
SANTA MARIA DEL PLATA	112	10,513	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	15,000	10,513	Third party liability with additional coverage and minor risks
SARMIENTO 517	67	81	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000	81	Third party liability with additional coverage and minor risks
SUIPACHA 652	20,686	11,560	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000	11,560	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	608	14,075	Fire, explosion with additional coverage and debris removal
SAN MARTIN DE TOURS	15,000	14,075	Third party liability with additional coverage and minor risks
TORRES JARDIN	842	468	Fire, explosion with additional coverage and debris removal
EDIFICIOS CRUCEROS	24,336	8,648	Fire, explosion with additional coverage and debris removal

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2006

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	In accordance with what was stipulated in loan agreements, the Company shall not distribute dividends until these obligations be cancelled.

Buenos Aires, May 11, 2006

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002
Current Assets	466,155	376,197	322,890	307,067	309,082
Non-Current Assets	2,165,899	2,032,317	1,795,858	1,789,245	1,262,943

Total	2,632,054	2,408,514	2,118,748	2,096,312	1,572,025

Current Liabilities	371,735	305,589	190,931	146,418	849,855
Non-Current Liabilities	473,648	471,744	564,601	705,439	57,322

Subtotal	845,383	777,333	755,532	851,857	907,177

Minority interest	445,903	436,644	463,124	459,188	97,502

Shareholders’ Equity	1,340,768	1,194,537	900,092	785,267	567,346

Total	2,632,054	2,408,514	2,118,748	2,096,312	1,572,025

3.	Consolidated result structure as compared with the same period for the four previous years.

	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002
Operating income	122,892	85,090	38,650	23,820	41,462
Amortization of goodwill	(827)	(1,322)	(2,198)	(3,364)	—
Financial results, net	(42,703)	(3,297)	50,427	278,788	(516,093)
Gain (loss) in equity investments	37,193	58,728	(13,107)	(5,400)	(23,624)
Other income and expenses, net	(6,631)	(6,263)	687	7,285	(3,108)

Net income (loss) before taxes	109,924	132,936	74,459	301,129	(501,363)
Income tax/ Asset tax	(49,749)	(41,255)	(24,424)	2,884	(6,184)
Minority interest	(19,270)	(13,476)	(4,804)	(38,142)	(3,921)

Net income (loss)	40,905	78,205	45,231	265,871	(511,468)

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002
Apartments & Loft Buildings
Torres Jardín	—	—	—	161	1,919
Torres de Abasto	—	11	—	462	4,595
Edificios Cruceros	4,246			—	—
Alcorta Palace (1)	22,969	—	—	1	589
Concepcion Arenal y Dorrego 1916	—	—	—	100	121
Alto Palermo Park	63	—	—	3,865	9,227
Alto Palermo Plaza	—	—	—	3,322	2,757
Other	—	—	112	408	—

Residential Communities
Abril / Baldovinos (2) (3)	3,620	2,160	5,814	13,466	9,130
Villa Celina I, II and III	—	—	—	28	(52)
Villa Celina IV and V	—	—	23	—	85

Undeveloped parcel of lands
Others			89		—

Other
Alsina 934	1,833	—	—	—	—
Rivadavia 2243					3,168
Santa Fe 1588	—	—	—	—	8,165
Hotel Piscis					—
Dique II	—	—	5,211	—	—
Dique III	—	23,624	—	—	—
Libertador 498	—	—	—	2,313	—
Constitucion 1111	—	—	—	1,988	—
Madero 1020	—	1,806	4,774	5,626	—
Madero 940	—	—	—	1,649	—
Other	32	825	419	736	791

	32,763	28,426	16,442	44,037	40,495

(1)	Through Alto Palermo S.A.
(2)	It corresponds to local comercial of April that belong 50% to IRSA and 50% to IBSA.
(3)	Incluyes the revenues for the sale of sleeping rooms.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	March 31, 2006		March 31, 2005		March 31, 2004		March 31, 2003		March 31, 2002
Liquidity ratio
Current Assets	466,155	=1.25	376,197	=1,23	322,890	=1.69	307,067	=2.10	309,082	=0.36
Current Liabilities	371,735		305,589		190,931		146,418		849,855

Indebtedness ratio
Total liabilities	845,383	=0.63	777,333	=0.65	755,532	=0.84	851,857	=1.08	907,177	=1,60
Shareholders’ Equity	1,340,768		1,194,537		900,092		785,267		567,346

Solvency
Shareholders’ Equity	1,340,768	=1.59	1,194,537	=1.54	900,092	=1.19	785,267	=0.92	567,346	=0,63
Total liabilities	845,383		777,333		755,532		851,857		907,177

Immobilized Capital
Non-Current Assets	2,165,899	=0.82	2,032,317	=0.84	1,795,858	=0.85	1,789,245	=0.85	1,262,943	=0.80
Total Assets	2,632,054		2,408,514		2,118,748		2,096,312		1,572,025

6.	Brief comment on the outlook for the coming year.

See Attached

Business Overview

(as of March 31, 2006)

Comments on operations for the quarter ended March 31, 2006

Calendar year 2006 started with high activity levels for the fourth consecutive year, projecting an annual growth rate close to 7.5%, reassuring that economic expansion will continue throughout the whole 2006. The main causes for GDP growth during the first quarter of 2006 were the increase in private consumption, that was favored by salary rises (which posted a cumulative increase of 3.5%) and higher employment rates. Employment increased 9%, even surpassing employment rates recorded prior to the recession suffered in Argentina since late 1998. As concerns inflation, the leading economic consultants, such as for example Estudio Broda, forecast that the inflation rate will be in the whereabouts of 12% to 13% at the close of 2006.

The public accounts closed the first quarter of calendar year 2006 with a strong fiscal surplus (Ps. 4,909 million) exceeding by 15.7% the revenues obtained in the same period of 2005. The trade balance for the first quarter of calendar year 2006 was positive at US$ 2,356 million, reflecting exports of US$ 9,730 million and imports of US$ 7,374 million. Although exports increased by 16% as compared to 2005, foreign trade income decreased by 4.16%.

The consumer confidence rate (CCR) increased 12.7% at national scale during the first quarter of calendar year 2006 as compared to the previous quarter. The rise in consumer prices was 2.9% during the quarter, and could have been higher if it had not been curbed by the pricing agreement reached with leading consumer product companies, shopping centers and supermarket chains. However, it seems unlikely to project a cumulative inflation rate lower than 12% at the end of calendar year 2006.

Underpinning its role as one of the main engines of the economy, during the first quarter of calendar year 2006 the construction index rose to 20.5% as compared to the previous quarter, considering unseasonalized variables. Backed by the upsurge in the development of residential building projects, land value in the City of Buenos Aires experienced a significant increase due to the shortage of this kind of properties. Moreover, the strong demand for lease properties in category A+ office buildings and existing shortage of supply have been triggering substantial rises in lease prices. Category A offices in the City of Buenos Aires have posted a 30% increase in lease prices during the last quarter. This rise was motivated by the recovery of industrial and business activity and the favorable cost-service ratio offered by the City of Buenos Aires as compared to other cities in Latin America. The increase in the number of mortgage loans disbursed in the last two years has also played a major role in the growth of the real estate industry.

The hotel segment, and five star hotels in particular, have been favored in the last three years by the favorable rate of exchange that followed the 2002 devaluation and the increase in the number of tourists with high purchasing power.

Shopping Center sales during March posted an unseasonalized increase of 0.4% as compared to February, according to data published by the National Institute of Statistics and Census (INDEC). The trend continues to be promising, as according to the INDEC there was an unseasonalized increase in sales of 16.3% as of March 2006 compared to the same month of the previous year.

In this macroeconomic context, we experienced a significant increase of 44.4% in our operating income, which amounted to Ps.122.9 million as of March 31, 2006, compared to Ps.85.1 million as of March 31, 2005. Operating income over total revenues stood at 32.2% for the nine-month period ended March 31, 2006, compared to 31.3% in the same period of the previous year.

Revenues increased by 40.2%, from Ps. 271.9 million as of March 31, 2005 to Ps. 381.3 million as of March 31, 2006, reflecting (i) an increase of Ps.83.9 million in the shopping center segment; (ii) an increase of Ps.4.4 million in sales and developments segment; (iii) an increase of Ps. 11.4 million in the hotel segment; (iv) an increase of Ps.7.9 million in offices and other lease properties segment; and (v) an increase of Ps.1.7 million in financial and other transactions.

However, net income for the nine-month period ended March 31, 2006 was a profit of Ps.40.9 million compared to a profit of Ps.78.2 million recorded in the same period of fiscal year 2005. The decrease in net income is mainly explained by: (i) the financial losses resulting from lower income from financial transactions and the depreciation of the peso against the dollar and (ii) lower income from our related companies.

Financial results recorded a loss of Ps.42.7 million compared to a loss of Ps.3.3 million as of March 31, 2005. The difference is mainly explained by the lower results from financial transactions, which decreased from a profit of Ps.26.6 million in the first nine months of fiscal year 2005 to a profit of Ps.9.8 million in the nine months ended March 31, 2006. In addition, losses resulting from the effect of changes in the exchange rate were recorded, from a Ps.5.3 million income in the first nine months of fiscal year 2005 to a Ps.17.8 million loss in the nine-month period ended March 31, 2006, mainly resulting from our exposure to dollar-denominated liabilities.

Finally, results for the nine-month period ended March 31, 2006 reflect to a lower extent the income from our subsidiaries, which amounted to Ps.37.2 million for the nine-month period ended March 31, 2006, compared to Ps.58.7 million for the nine-month period ended March 31, 2005. This reduction is mainly explained by the lower income posted by our investment in Banco Hipotecario S.A., measured according to the proportional equity value, which stood at Ps.38.0 million as of March 31, 2006 compared to Ps. 49.4 million recorded as of March 31, 2005.

Third quarter of fiscal year 2006 highlights, including significant operations occurred after the end of the period.

I. Offices and other Rental Properties

During the third quarter of fiscal year 2006, income from rental properties totalized Ps.21.5 million, an increase of Ps. 7.9 million as compared to Ps.13.6 million in the same period of fiscal year 2005.

Occupancy rate of our office buildings continued to experience a material recovery, reaching 92% during the first nine months of fiscal year 2006 as compared to 85% in the same period of the previous fiscal year.

Below is information on our offices space as of December 31, 2005.

Offices and Other Rental Properties

	Date Of acquisition	Leaseable area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income Ps./000 (3)				Book Value Ps./000 (5)
						Accumulated Rental Income as of March 31 of fiscal year Ps./000 (4)
						2006	2005	2004
Offices
Intercontinental Plaza (6)	11/18/97	22,535	96%	67%	546	3,795	3,717	2,966	66,590
Libertador 498	12/20/95	10,533	97%	100%	350	2,756	2,164	1,833	42,692
Maipú 1300	09/28/95	10,280	91%	100%	314	2,505	1,986	1,482	43,942
Laminar Plaza	03/25/99	6,521	100%	100%	264	1,935	1,765	1,717	30,174
Reconquista 823/41	11/12/93	5,016	N/A	100%	—	—	—	—	19,073
Suipacha 652/64	11/22/91	11,.453	100%	100%	123	970	424	392	11,560
Edificios Costeros	03/20/97	6,389	100%	100%	168	1,248	920	579	19,106
Costeros Dique IV	08/29/01	5,437	100%	100%	156	1,278	734	525	21,564
Bouchard 710	06/01/05	15,014	100%	100%	520	4,256	N/A	N/A	71,146
Madero 1020	12/21/95	215	N/A	100%	8	53	34	94	1,641
Other (7)	N/A	3,677	100%	N/A	88	774	598	440	10,048

Subtotal		97,070	92%		2,538	19,570	12,341	10,028	337,536

Other Properties
Commercial Properties (8)	N/A	450	73%	N/A	7	154	98	105	1,671
Other Properties (9)	N/A	95,501	100%	N/A	125	1,210	577	339	15,363

Subtotal		95,951	100%	N/A	133	1,364	674	444	17,034

Management fees	N/A	N/A	N/A	N/A	N/A	342	261	327	N/A

TOTAL OFFICES AND OTHER (10)	N/A	193,021	96%	N/A	2,671	21,524	13,652	10,929	354,570

Notes:

1)	Total leaseable area in each property. Excludes common areas and parking spaces.
2)	Calculated dividing occupied square meters by leaseable area.
3)	Agreements in force as of 03/31/06 in each property were computed.
4)	Total leases consolidated by the RT21 method.
5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
6)	Through Inversora Bolivar S.A.
7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768 and Sarmiento 517 (through IRSA).
8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold); Abril retail stores and Casona de Abril (through IRSA and IBSA).

9)	Includes the following properties: Thames, one unit in Alto Palermo Park (though Inversora Bolivar S.A) and Santa María del Plata and Constitución 1159 (through IRSA).

10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers - Alto Palermo S.A (“APSA”).

The following information relates to data extracted from the financial statement of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping centers, in which we had a 61.62% interest as of March 31, 2006.

APSA’s net income for the nine-month period ended March 31, 2006 was Ps.32.5 million, Ps. 11.3 million higher than the Ps.21.2 million recorded in the same period of the previous year. This increase mainly reflects the increase in operating income, which rose 65.0% from Ps. 64.1 million as of March 31, 2005 to Ps. 105.7 million as of March 31, 2006.

Total revenues as of March 31, 2006 were Ps.268.5 million, 66.1% higher than for the same period of the previous year. This increase mainly reflects the excellent sales moment of our shopping centers and the 106.5% increase in revenues from our subsidiary Tarshop S.A. Revenues were also favorably impacted by the contribution from Mendoza Plaza Shopping where we increased our stake as from September 2004, the Rosario Shopping, opened in November 2004, and the sale of the “Alcorta Plaza” site in December 2005.

Gross profit for the period increased by 66.2% from Ps. 98.9 million in the first nine months of fiscal year 2005 to Ps. 164.4 million in the same period of fiscal year 2006.

In the nine-month period ended March 31, 2006, APSA continued to consolidate the efforts made since the Argentine crisis, obtaining significant results compared to the same period of the previous fiscal year. The increase in APSA’s operating income is particularly noteworthy, as it reflects the success of its genuine business hand in hand with the growth in sales and consumption.

Our tenants’ sales have continued to grow at record levels, reaching Ps.1,654 million in the nine-month period ended March 31, 2006, 32.2% higher than those recorded in the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we had an occupancy rate of 99.1%, among the highest occupancy levels in our history. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers’ portfolio.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which our subsidiary APSA holds an 80% interest.

The favorable context and successful performance of our credit card business unit caused it to record an a neigh of Ps.10.8 million for the first nine months of fiscal year 2006, a 186.7% increase compared to an income of Ps.3.8 million recorded in the same period of the previous year.

Net revenues posted a significant increase of 106.5%, from Ps.43.6 million during the first nine months of fiscal year 2005 to Ps.90.0 million during the same period of fiscal year 2006. In addition, operating results increased 177.1% to Ps.20.7 million.

The credit portfolio including securitized coupons as of March 31, 2006 was Ps.334.7 million, 86.9% higher than the Ps.169.2 million portfolio recorded as of March 31, 2005.

In the area of collections, short-term delinquency at March 31, 2006 was as low as 3.8%.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (8)	Occupancy Rate (2)	Cumulative Rental Income as of March 31 of fiscal year Ps./000 (3)			Book Value as of 03/31/06 Ps./000 (4)

					2006(9)	2005	2004
Shopping Centers (5)
Alto Palermo	12/23/97	18,077	100.0%	100.0%	35,088	27,078	20,304	197,561
Abasto	7/17/94	39,481	100.0%	100.0%	32,122	24,911	19,220	196,766
Alto Avellaneda	12/23/97	27,252	100.0%	96.5%	17,515	13,821	10,800	85,986
Paseo Alcorta	06/06/97	14,688	100.0%	99.2%	17,912	14,559	11,289	63,201
Patio Bullrich	10/01/98	10,744	100.0%	100.0%	15,519	12,908	9,124	111,060
Nuevo NOA Shopping	03/29/95	18,785	100.0%	99.6%	3,658	2,782	2,010	29,517
Buenos Aires Design	11/18/97	14,598	51.0%	99.9%	6,295	5,204	4,276	19,087
Alto Rosario	11/9/04	27,313	100.0%	99.2%	8,543	2,952	N/A	81,331
Mendoza Plaza	12/2/04	39,327	85.4%	98.5%	10,272	5,653	N/A	87,151
Fibesa and other (6)	—	—	100.0%	—	31,622	8,171	5,099	—
Revenues Tarjeta Shopping	—	—	80.0%	—	89,997	43,590	21,276	—

TOTAL SHOPPING CENTERS (7)		210,267		99%	268,543	161,629	103,398	871,660

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.

(2)	Calculated dividing occupied square meters by leaseable area.

(3)	Total leases consolidated by the RT21 method.

(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less impairment allowance, plus reversal of allowances, if applicable.

(5)	Through Alto Palermo S.A.

(6)	Includes revenues from Fibesa S.A. and Alto Invest.

(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.

(8)	Apsa’s effective interest in each of its business units. IRSA holds an interest of 61.62% in APSA.

(9)	Includes Ps. 23.0 million corresponding to the sale of the Alcorta Plaza site, which is included in Note 4 to IRSA’s Consolidated Financial

Statements under “Sales and Developments”.

III. Sales and Developments

In the nine-month period ended March 31, 2006, the sales and developments segment recorded revenues of Ps.32.8 million, compared to Ps.28.3 million in the same period of the previous year.

Caballito Project. On May 4, 2006 we entered into a barter agreement with KOAD S.A. in connection with block 36 of the lands we own in the area of Caballito for a total price of US$ 7.5 million. KOAD S.A. will build a residential development consisting of two residential tower buildings of 34 floors each. The units will be one, two and three-room apartments with a floor area of 40 to 85 square meters each. The development will have an estimated total saleable area of 28,000 square meters, out of which we will receive within a term of 39 months, 26.7% of the total floor area and 25% of the parking units of the whole project. In the aggregate we will receive 118 apartments and 55 parking units that will be located in Tower 1. Bonuses have been agreed in the event KOAD S.A. is able to deliver the units before the scheduled date.

Cruceros, Dique 2. In line with the forecasts made in connection with this project, during this quarter we successfully continued sales of the units owned by the Company in Edificios Cruceros.

Torres Renoir. As of March 31, 2006, degree of progress of the works was 23%. The slab has already reached floor 16, i.e. 54 meters of height. The rise in square meter prices in the area of Puerto Madero anticipates the business success of this project.

The following chart shows the development of the average price per square meter, in the area of Puerto Madero, where our Company is developing the Torres Renoir and Edificios Cruceros’ projects, and where it has the largest land reserve existing in the area. This reserve will be used to build the Santa María del Plata development. The chart illustrates how prices recovered since the downfall experienced during the Argentine crisis of 2001 and even surpassed pre-crisis figures.

Source: Reporte Inmobiliario

Projects developed in the area	Sq. m. built pending works acceptance **
Torres Renoir 1	4,800
Torres Renoir 2	5,305
Edificios Cruceros	3,725

*	First Semester of 2005
**	Square meters pending works acceptance are estimated. A sales option was executed with respect to the plot where the Torres Renoir 2 project is erected, which has not been exercised as of the date of the financial statements.

El Encuentro, Benavídez. As of March 31, 2006, the prices of lots in the Northern area of the Province of Buenos Aires continued to rise, especially in the nearby areas of the project. These data cause us to have highly promising expectations regarding the sale of the plots receivable under the barter.

Laguna Azul. As of March 31, 2006, the first guidelines for developing the project started to be outlined. The Chilean architecture firm URBE was hired, and progress was made in the design of the Master Plan draft project. The development will offer a luring, diversified suite of residential plots and low and medium density housing areas, and each of the neighborhoods will have full-service infrastructure. The project will stand out for being embedded in the unique hillside setting of Sierras Chicas, in the province of Córdoba.

Below is a detail of property being developed by IRSA as of March 31, 2006.

Developed parties

	Date of Acquisition	Estimated Cost/ Real Cost ´(Ps. 000) (1)	Area Intended for Sale (sq. m.) (2)	Total units or lots (3)	IRSA’s Effective Interest	Percentage Constructed	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)				Book Value ´(Ps. 000) (7)
									Accumulated Sales as of March 31 of fiscal years (6) (Ps. 000)
									06	05	04
									´(Ps. 000)	´(Ps. 000)	´(Ps. 000)
Residential Apartments
Torres Jardín	7/18/96	56,579	32,339	490	100%	100%	97%	70,049	—	—	—	468
Torres de Abasto (8)	7/17/94	74,810	35,630	545	62%	100%	100%	109,266	—	11	—	518
Edificios Cruceros	7/22/03	5,740	3,633	40	100%	100%	21%	4,246	4,246	—	—	8,648
San Martín de Tours	03/2003	12,171	2,891	1	100%	99%	—	—	—	—	—	14,075
Concepción Arenal	12/20/96	15,069	6,913	70	100%	100%	99%	11,626	—	—	—	65
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	67%	100%	100%	47,530	63	—	—	—
Other (10)		31,245	18,151	163	N/A	N/A	100%	36,222	—	—	112	13

Subtotal		231,570	110,045	1,381	N/A	N/A	N/A	278,939	4,309	11	112	23,787
Residential Communities
Abril/Baldovinos (11)	1/3/95	130,955	1,408,905	1,273	83%	100%	95%	216,994	3,620	2,160	5,814	8,582
Villa Celina I, II and III	5/26/92	4,742	75,970	219	100%	100%	99%	13,952	—	—	—	43
Villa Celina IV and V	12/17/97	2,450	58,373	181	100%	100%	100%	9,505	—	—	23	—
Other lands (15)	11/18/97	20,544	989,423	1	67%	44%	100%	11,830	—	—	89	8,542

Subtotal		158,691	2,532,671	1,674	N/A	N/A	N/A	252,281	3,620	2,160	5,926	17,167

Land Reserves
Puerto Retiro (9)	5/18/97		82,051		33%	0%	—	—	—	—	—	47,756
Caballito	11/3/97		20,968		100%	0%	—	—	—	—	—	19,898
Santa María del Plata	7/10/97		675,952		100%	0%	—	—	—	—	—	114,397
Pereiraola (11)	12/16/96		1,299,630		83%	0%	—	—	—	—	—	21,875
Dique 4 (formerly Soc del Dique)	12/2/97		4,653		100%	0%	50%	12,310	—	—	—	6,645
Canteras Natal Crespo	7/27/05		4,320,000		43%	0%	—	—	—	—	—	4,357
Terrenos Alcorta	7/7/98		1,925		62%	0%	100%	22,969	22,969	—	—	—
Other (12)			3,597,704		N/A	—	—	—	—	—	—	85,283

Subtotal			10,002,883		N/A	N/A	N/A	35,279	22,969	—	—	300,211

Other
Alsina 934	8/20/92	705	3,750	1	100%	100%	100%	11,745	1,833	—	—	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	100%	16,471	—	1,806	4,774	—
Dique 3 (12)	9/9/99	25,836	10,474	3	100%	18%	30%	23,624	—	23,624	—	58,196
Other Properties (13)		23,871	11,352	61		100%	96%	29,912	32	—	5,630	1,605

Subtotal		66,420	30,632	73	N/A	N/A	N/A	81,753	1,866	25,430	10,404	59,801

TOTAL (14)		456,681	12,676,231	3,128	N/A	N/A	N/A	648,252	32,764	27,601	16,442	400,966

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02.28.03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02.28.03.
(6)	Corresponds to total sales consolidated by the RT4 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvement plus activated interest of properties consolidated in portfolio as of March 31, 2006, adjusted for inflation until 02.28.03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolivar S.A.
(10)	Includes the following properties: Dorrego 1916 through IRSA and Arcos 2343 fully sold (through Baldovinos).
(11)	Directly through IRSA and indirectly through Inversora Bolivar S.A.
(12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolivar S.A.) and Neuquén, Caballito, Torres Rosario and the Coto project (through APSA S.A.).
(13)	Includes the following properties: Puerto Madero Dock 13 and Dique 13, Sarmiento 517 and Rivadavia 2768 (fully sold through IRSA).
(14)	Corresponds to the “Sales and Development” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Includes Benavidez plots.

IV. Hotels

Income from the hotel segment posted a significant increase during the first nine months of fiscal year 2006, reaching Ps.79.7 million as compared to Ps.68.3 million recorded in the same period of the previous fiscal year.

This result reflected the increase in average prices. During the first nine months of fiscal year 2006, rates experienced a substantial increase, with an average price per room of Ps.379 in this period as compared to Ps.325 in the previous period. The occupancy rate remained stable at 79%, equal to the figure recorded in the same period of the previous fiscal year.

The remarkable upsurge in the hotel business in Argentina has led us to increase our investments in this segment. We started works for construction of 42 suites in the Llao Llao Hotel aimed at expanding its current capacity. In addition, in view of the increased number of guests that the hotel will accommodate when construction tasks are completed, we have made works for increasing the hotel’s service infrastructure. These expansion and improvement works will help boosting occupancy on the one hand, and increase average rates on the other.

Below is information on our hotels for the nine-month period ended March 31, 2006.

Hotels

Hotel	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Avg. Price per room Ps. (2)	Sales as of March 31 of fiscal years (Ps. 000) (3)			Book value as of 03/31/06 (Ps. 000)
						2006	2005	2004
Inter-Continental (4)	Nov-97	50.89%	309	73.8%	321	29,071	25,529	19,606	55,686
Sheraton Libertador (5)	Mar-98	80.00%	200	85.7%	282	18,914	14,955	11,425	36,101
Llao Llao (6)	Jun-97	50.00%	158	79.5%	616	31,714	27,782	23,545	41,214

Total	—	—	667	78.7%	379	79,700	68,266	54,576	133,001

Notes:

(1)	Accumulated average in the nine-month period.

(2)	Accumulated average in the nine-month period.

(3)	Corresponds to our total sales consolidated by the RT21 method adjusted for inflation until 02/28/03.

(4)	Through Nuevas Fronteras S.A. (a subsidiary of Inversora Bolívar S.A.).

(5)	Through Hoteles Argentinos S.A.

(6)	Through Llao Llao Resorts S.A.

V. Financial and other transactions

Settlement of fifth principal installment and interest payment of the Secured Notes and Unsecured Loan. In the month of February, the fifth principal payment was made under the Secured Notes, for US$ 0.93 million and under the Unsecured Loan for US$ 0.58 million, resulting in an outstanding nominal amount of US$ 32.71 million and US$ 20.13 million, respectively. In addition, interest payments of US$ 0.55 million and US$ 0.34 million, respectively, were made.

Exercise of Warrants and conversion of Convertible Notes. During the quarter ended March 31, 2006, warrants issued by our Company were exercised for a total of US$ 1.55 million par value, resulting in the issue of 2.84 million shares. Total proceeds from this transaction were US$ 1.80 million.

On that date, our indebtedness was also reduced following the conversion of US$ 7.09 million par value Convertible Notes, representing 13 million shares.

As of March 31, 2006, the amount of outstanding Convertible Notes and unexercised warrants was US$ 49.9 million and US$ 56.2 million, respectively, while the number of outstanding shares totaled 384.3 million of Ps. 1 par value each.

After March 31, 2006, US$ 21.4 million additional Convertible Notes were converted and 39.3 million shares were issued; therefore, the number of outstanding shares totaled 423.6 million and the amount of outstanding Convertible Notes was US$ 28.5 million.

Below is a detail of the past, current and potential situation of the Convertible Notes issued on November 14, 2002 under the laws of the state of New York, at a rate of 8% (payable every six months) and maturing on November 14, 2007, convertible at a price of US$ 0.545 per share of $1.00 par value (1.8349 shares per Convertible Note). The Convertible Note also have a warrant attached that allows its holder to purchase 1.8349 shares of $1.00 par value at a price of US$ 0.654 each per Convertible Note.

Increase of interest in Canteras Natal Crespo. During this quarter we purchased 520 shares of stock in Canteras Natal Crespo S.A. at a total price of Ps.0.018 million. Therefore, our stake in this company increased to 43.18%.

Hoteles Argentinos S.A. Debt Restructuring. In April, the restructuring of our subsidiary Hoteles Argentinos S.A (“HASA”)’s debt to Credit Suisse International was closed. The restructured transaction was a US$ 12.0 million loan taken by HASA. As a result of the referred refinancing transaction, the total original principal amount outstanding under the loan was reduced to US$ 8.0 million and its maturity was extended to March 15, 2010. In addition, HASA made a US$ 2.0 million payment that further reduced the total original loan amount to US$ 6.0 million. The outstanding principal amount will be paid in installments and the agreed interest was Libor + 700 bps, payable on a semi-annual basis.

APSA – Financial Debt. On April 5, 2006, Alto Palermo S.A. made the second principal payment under the syndicated loan for Ps.12.5 million. The outstanding balance is Ps.25.0 million.

In addition, on February 1, 2006, it made the second payment under the loan granted by Deutsche Bank for US$ 3.0 million. The current outstanding balance is US$ 3.0 million.

In connection with the US$ 50 million Series I Convertible Notes issued by APSA, on May 2, 2006 an extraordinary bondholders’ meeting was held in which it was resolved to extend the Convertible Notes maturity to July 19, 2014.

As of March 31, 2006, the total outstanding amount of the Convertible Notes issued in July 2002 is US$ 47,281,230 while the number of shares of stock of the Company is 780,423,632 and the capital stock amounts to 78,042,363.

VI. Brief comment on prospects for the next quarter

GDP growth continued to consolidate in the third quarter of fiscal year 2006, shored up the strong fiscal surplus and increase in private consumption, which was favored by the higher employment rates and salary rises in real terms. The continued robust growth of the economic indicators along with the satisfactory results attained in our business performance encourage us to continue our policy of developing new investment projects in search of new business opportunities.

We expect to continue expanding business in the office segment, taking advantage of the recovery in demand and prices.

In addition, in view of the consumption boom and the success achieved in the positioning of our Shopping Centers, we plan to keep on offering a broad variety of commercial proposals aiming at satisfying our clients’ needs. We intend to offer more activities, promotions and entertainment options, seeking customer recognition and identification with our proposals, in line with our strategy for the past fiscal years. Moreover, we continue to analyze the investment opportunities that arise in the shopping center industry with a view to increasing or property portfolio.

The upsurge in the hotel industry, which experienced a significant growth during the last three years, along with the spectacular potential for tourism in Argentina causes us to have very promising expectations in this business segment.

During the next quarter we intend to make further progress in our various developments with the aim of completing works as scheduled. Finally, we will continue to evaluate the execution of different projects for developing our land reserves, as well as the purchase of new development lands at attractive prices to add value to our portfolio.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2006 and 2005 and the complementary notes 1 to 21 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries for the nine-month periods ended March 31, 2006 and 2005, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries have a significant investment in Banco Hipotecario S.A. (“BHSA”). This investment is accounted for under the equity method of accounting at the end of the period. The limited review report on the financial statements of BHSA as of March 31, 2006, dated May 5, 2006, mentions that the financial statements of BHSA should be read taking into consideration the level of credit exposure of BHSA to the Public Sector. As of March 31, 2006, the investment in BHSA accounts for approximately 14% and 10% of the total assets and total consolidated assets, respectively, of IRSA Inversiones y Representaciones Sociedad Anónima. The auditors’ report on the financial statements of BHSA as of June 30, 2005, dated September 1, 2005, included an explanatory paragraph describing certain uncertainties primarily in connection with the effect of the matters that were still pending resolution by the Government regarding the settlement of the receivables recognized as a result of the asymmetric pesification and indexation. These uncertainties have been resolved at the date of this report.

4.	As indicated in Note 29 to the consolidated financial statements, Alto Palermo S.A. (subsidiary of the Company at 61.62%) recorded a claim receivable against insurance companies amounting to $ 7.4 million, corresponding to the recovery of the loss incurred in the fire at one of its shopping malls. The final amount of the recovery is subject to the final settlement to be made by the insurance companies, which at the date of these financial statements has not yet been completed. After March 31, 2006, Alto Palermo S.A. collected an advance amounting to $ 2.1 million in connection with that claim.

Limited Review Report (Continued)

5.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2005 and 2004, on which we issued a qualified report on September 8, 2005 regarding the uncertainties indicated in point 3. of this report, we report that:

a)	The financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2006 and 2005 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them other than those indicated in points 3 and 4 above;

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2005.

6.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2006, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 110 thousand, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 11, 2006

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS
(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	Marcelo H. Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: May 22, 2006